VITERRA™

RECEIVED

2008 MAR 17 A 7:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption #: 82-5037

March 13, 2008

[redacted]

08001350

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

SUPPL

Viterra
(Saskatchewan Wheat Pool Inc. Operating as Viterra)
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated March 12, 2008, which includes the first quarter interim quarterly report, the first quarter financial statement and notes. These were mailing to the shareholders and filed with the Toronto Stock Exchange and provincial securities commissions.

2. Copies of Form F52-109F1 – Certification of interim filings for the President and Chief Executive Officer and the Chief Financial Officer. This was filed with the Toronto Stock Exchange and provincial securities commissions.

3. A copy of the confirmation of mailing that was also filed with the Toronto Stock Exchange and provincial securities commissions.

4. A copy of the Report of Voting Results that was filed with the Toronto Stock Exchange and provincial securities commissions.

5. A copy of a release dated March 12, 2008, regarding Viterra hosting its first Annual and Special Meeting of Shareholders. This was filed with the Toronto Stock Exchange and provincial securities commissions.

6. A copy of a release dated March 13, 2008, regarding Viterra announcing Board Committee Appointments. This was filed with the Toronto Stock Exchange and provincial securities commissions.

7. A copy of a release dated March 13, 2008, regarding Viterra announcing the Formal Name Change. This was filed with the Toronto Stock Exchange and provincial securities commissions.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

Yours truly,

Colleen Vancha, Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Rex McLennan, Chief Financial Officer

Attachment

VITERRA

For Immediate Release
March 12, 2008
Regina, Saskatchewan
Listed: VT: TSX

VITERRA ANNOUNCES FIRST QUARTER PROFIT OF $41.2 MILLION

Viterra's expanded grain elevator and retail network achieved strong first quarter sales and margins, boosting the Company's net earnings by $33.3 million to $41.2 million ($0.20 per earnings per share) for its first quarter ended January 31, 2008, compared to net earnings of $7.9 million ($0.09 earnings per share) in the same quarter of 2007.

Earnings before interest, taxes, amortization, integration costs, gains or losses on asset disposals and pension settlement provisions ("EBITDA") for the three months ended January 31, 2008 improved by $54.9 million to $81.3 million compared to $26.4 million in the same period of 2007. Increases in EBITDA were a result of improved grain margins, stronger fertilizer sales and margins and incremental EBITDA generated on the assets acquired from Agricore United ("AU") in May 2007. Cash flow provided from operations improved by $33.5 million to $58.0 million ($0.28 per share) for the three months ended January 31, 2008, compared to $24.5 million ($0.27 per share) reported in the same period of the prior year.

"As we mark the beginning of our first fiscal year as a combined company, we've been able to optimize the returns available in today's robust commodity markets and deliver strong results this quarter," said President and CEO Mayo Schmidt. "It is a time of optimism in our industry. With our expanded asset base and the expertise of our people, we are preparing for the coming spring selling season with anticipation. We are well positioned to help our farm customers reap the benefits of these market conditions through superior product offerings, strategic marketing opportunities and quality agronomic services."

First Quarter Highlights:

- Consolidated sales and other operating revenues climbed $869.5 million to $1.3 billion for the first quarter, up from $447.6 million in same period last year.

- Gross profit and net revenues from services improved by $113.9 million to $185.2 million in the first quarter, compared to $71.4 million in the same quarter of 2007.

- Operating, General and Administrative ("OG&A") expenses were $104.0 million for the quarter, increasing by $59.0 million over the same quarter of 2007.

- Shipments and margins in the Grain Handling and Marketing segment were up over the prior year, contributing $73.1 million of EBITDA, a $44.4 million increase over the same period last year. Grain margins for the three months ended January 31, 2008 increased to $27.86 per tonne, compared to $24.10 per tonne in 2007, a 15.6% increase over the prior year. Shipments during this period improved by 2.0 million tonnes, rising to 4.2 million tonnes during the most recent quarter.

- Effective February 1, 2008 the Company put in place a new grain volume insurance program for the 2008 crop. The program provides up to $60 million in coverage for reductions in grain production as a result of drought or other weather related events. Partial insurance payments are receivable if grain production decreases by more than about 26% and a full payout is receivable if production decreases by more than about 40%. The Company has also placed 20% of the coverage for the 2009 and 2010 crop years.

- Sales and other revenue for the Agri-products segment were $165.9 million for the three-month period ended January 31, 2008. This compares to $80.0 million in the same three-month period last year. Improved margins in this segment, a result of a strong fertilizer sales and prices, contributed to an increase in EBITDA of $16.0 million for the quarter.

- As at January 31, 2008, synergies of $23.7 million were achieved while restructuring and integration costs for the three-month period were $6.6 million, primarily a result of severance, travel, consulting and advisory costs.

- Net earnings were $41.2 million for the quarter ($0.20 basic and diluted earnings per share) compared to earnings of $7.9 million ($0.09 basic and diluted earnings per share) in the previous year's three-month period.

Mr. Schmidt added, "As we look forward to the remainder of fiscal 2008, we believe fundamental demand for agricultural commodities will remain strong, particularly in areas of the world that are experiencing rising populations and growing economies. Supply limitations for most soft commodities in key producing regions have resulted in global ending stocks reaching near all-time lows in 2007. Preliminary indications suggest farmers intend to maximize their plantings this year and increase production. Those are positive signals for Viterra and for our industry."

Viterra will be hosting a conference call for interested parties on March 12, 2008 at 12:00 a.m. Toronto time, 10:00 a.m. Regina time to discuss its First Quarter Financial Report. Details are available on Viterra's website, under News Releases at www.viterra.ca.

Certain statements in this news release are forward-looking statements and reflect Viterra's expectations regarding future results of operations, financial condition and achievements. All statements that address activities, events or developments that Viterra or its management expects or anticipates will or may occur in the future,

including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results, critical accounting estimates and expectations regarding future capital resources and liquidity of the Company and such matters, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of Viterra to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations. These factors and assumptions are further detailed in Viterra's First Quarter Financial Report.

Saskatchewan Wheat Pool Inc., doing business as Viterra, is Canada's leading agri-business, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States and Japan. The new company is diversified into sales of crop input services and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the Toronto Stock Exchange under the symbol VT.

-30-

Inquiries:
Susan Cline
Investor Relations and Corporate Affairs
Viterra
(306) 569-6498
www.viterra.ca
Audio webcast: http://events.onlinebroadcasting.com/swp/031208/index.php

VITERRA

FIRST QUARTER REPORT – JANUARY 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

1. RESPONSIBILITY FOR DISCLOSURE

Management's Discussion and Analysis ("MD&A") was prepared based on information available to Viterra (the operating name and trademark of Saskatchewan Wheat Pool Inc. and referred to herein as Viterra or the "Company") as of March 12, 2008. Management prepared this report to help readers interpret Viterra's consolidated financial results for the three-month period ended January 31, 2008, compared to the same period in the previous fiscal year. With the acquisition of Agricore United ("AU") on May 29, 2007, the results for the first quarter of 2008 reflect the performance of the integrated operations throughout the quarter. However, under Canadian Generally Accepted Accounting Principles ("GAAP"), prior period results reflect the operations of Saskatchewan Wheat Pool Inc. (the "Pool") only and have not been restated to include the combined results of AU for the comparative period.

To support this discussion, this report includes information with respect to the agri-business industry, the markets in which the Company operates and any trends that may impact operating and financial performance into the future. This report should be read in conjunction with the Viterra 2007 Annual Report, 2007 Annual Information Form and the Business Acquisition Report dated July 18, 2007, which are available on Viterra's website at www.viterra.ca as well as on SEDAR's website at www.sedar.com under Saskatchewan Wheat Pool Inc.

This MD&A, the unaudited Consolidated Balance Sheet, Statement of Earnings, Statement of Cash Flows, Statement of Comprehensive Income, Statement of Shareholders' Equity and Notes to the Consolidated Financial Statements have been prepared in accordance with GAAP and are presented in Canadian dollars unless specifically stated to the contrary. The Consolidated Statement of Comprehensive Income and changes in Accumulated Other Comprehensive Income included in the Statement of Shareholders' Equity represent new elements of the financial statements presented under the rules for the reporting and disclosure of Financial Instruments (see Section 7.1).

2. COMPANY OVERVIEW

Viterra is a vertically integrated Canadian agri-business engaged in a number of distinct but interrelated businesses. Founded in 1924, the Company serves western Canadian farmers and markets commodities and food products around the world. On May 29, 2007, the Company acquired effective control of AU, one of Canada's leading agri-businesses, with extensive operations and distribution capabilities across Western Canada as well as operations in the United States ("U.S.") and Japan. The acquisition resulted in the Company achieving a stronger and more diversified presence amid the growing demands of a highly competitive marketplace, while creating the scale and scope of operations to enhance its western Canadian position in the global environment.

Viterra's core businesses are diversified between grain handling and marketing, agri-products sales, livestock services, agri-food processing and financial services. Viterra also participates in fertilizer manufacturing through its ownership of Western Co-operative Fertilizers Limited ("Westco"), oat milling through its ownership of Can-Oat Milling ("Can-Oat") and malt processing through its interest in Prairie Malt Limited. Viterra is involved in other commodity-related businesses through strategic alliances and supply agreements with domestic and international grain traders and food processing companies. The Company also markets commodities directly to global customers around the world.

In 2007, Viterra announced its intent to change its financial year-end from July 31 to October 31 to better align its reporting period with its business cycle. As a result, Viterra's fiscal 2008 reporting period will be a 12-month year ending October 31, 2008, while its prior reporting period was a 15-month year ending October 31, 2007. Unless otherwise noted, quarterly and year-to-date information presented herein reflects the results for the current and comparable fiscal period.

On August 30, 2007, the Company commenced using the operating name Viterra and will be seeking shareholder approval to formally change the name to Viterra Inc. at its next annual and special meeting of shareholders, scheduled for March 12, 2008. With the proposed change in the Company's operating name, the Company's shares now trade on the Toronto Stock Exchange ("TSX") under the symbol "VT" (formerly "SWP").

3. SUMMARY AND ANALYSIS OF CONSOLIDATED RESULTS

Selected Consolidated Financial Information *For the periods ended January 31* *(in thousands - except percentages and per share amounts)* *(Unaudited)*	*Three Months* 2008	2007	[illegible]
Sales and other operating revenues	**$ 1,317,142**	$ 447,623	[illegible]
Gross profit and net revenues from services	**$ 185,228**	$ 71,363	[illegible]
Operating, general and administrative expenses	**(103,958)**	(44,994)	[illegible]
EBITDA	**81,270**	26,369	[illegible]
Amortization	**(25,522)**	(7,713)	[illegible]
EBIT	**55,748**	18,656	[illegible]
Integration expenses	**(6,619)**	(600)	[illegible]
Provision for pension settlement	**-**	(5,000)	[illegible]
Gain on disposal of assets	**2,109**	26	[illegible]
Financing expenses (Note 7)	**(13,343)**	(2,469)	[illegible]
	37,895	10,613	[illegible]
Recovery of (provision for) corporate taxes			
Current portion	**(5,740)**	239	[illegible]
Future portion	**9,062**	(2,917)	[illegible]
Net earnings	**$ 41,217**	$ 7,935	[illegible]
Earnings per share	**$ 0.20**	$ 0.09	[illegible]

Sales and other operating revenues for the first quarter of fiscal 2008 increased $869.5 million to $1.3 billion, compared to the $447.6 million generated in the same

quarter last year. Higher sales contributed to a $113.9 million improvement in gross margin, which rose to $185.2 million for the first quarter of 2008, compared to $71.4 million in the same quarter of 2007. Sales and margins benefited from strong commodity prices and solid contributions from Viterra's expanded network resulting from the AU acquisition. The operating performance of the Company's Grain Handling and Marketing and Agri-products segments drove the quarter-over-quarter improvement.

During the quarter, Viterra generated consolidated earnings before interest, taxes, amortization, integration expenses, pension provisions, and gains on disposals of assets ("EBITDA") of $81.3 million, an increase of $54.9 million compared to the same quarter of 2007. Higher margins in the Grain Handling and Marketing and Agri-Product segments, including incremental gross margins contributed by the new business segments of Livestock Feed and Services and Financial Products acquired from AU were the main reasons for improved earnings in the quarter. Further information on segment performance is described in Section 4 "Segment Results".

Amortization for the three months ended January 31, 2008, was $25.5 million compared to $7.7 million for the same three-month period in 2007. Higher amortization expense is largely the result of the additional AU assets which were revalued to their fair market value at the time of acquisition and are now being amortized based on their revised carrying cost.

Integration costs of $6.6 million for the quarter reflect severance, consulting and advisory costs, and other integration costs incurred by the Company during the period. More detail on these costs has been included in Section 8, "Restructuring and Integration Matters".

Financing expenses of $13.3 million for the quarter increased from the $2.5 million expensed in the same quarter of 2007. This is primarily a result of the incremental borrowing required for the AU purchase, and higher levels of short-term debt associated with higher working capital levels (see Section 6.3).

The gain on disposal of assets of $2.1 million recorded in the quarter largely reflects a gain on the sale of one of the Company's Agri-products sites.

Viterra recorded a net corporate tax recovery of $3.3 million in the three-month period ended January 31, 2008 compared to a provision of $2.7 million in the same period of 2007. The net recovery in 2008 includes $16.1 million for an adjustment to the Company's future tax balances as a result of the impact of federal tax reductions that were substantively enacted in the first quarter. Excluding this adjustment, the effective tax rate for 2008 is 33.7%, compared to 25.2% for the same quarter last year. Due to the Company's loss carry-forwards, current taxes largely reflect the current taxes in the Company's subsidiary operations and in the three-month period ended January 31, 2008, increased by $6.0 million to $5.7 million.

Viterra's net earnings grew by $33.3 million to $41.2 million in the most recent quarter, relative to the same quarter of 2007. Earnings per share for the first quarter were $0.20 compared to earnings per share of $0.09 per share in the same quarter last year.

3.1 SELECT QUARTERLY INFORMATION

Select Quarterly Financial Information For the quarters ended *($millions - except per share amounts)* *(Unaudited)*	January 31, 2008 Q1	October 31, 2007 Q5 [3,4]	July 31, 2007 Q4 [2,4]	April 30, 2007 Q3	January 31, 2007 Q2	October 31, 2007 Q1	July 31, 2006 Q4	April 30, 2006 Q3
Sales and other operating revenues	$ 1,317.1	$ 1,285.9	$ 1,400.2	$ 401.5	$ 447.6	$ 340.6	$ 601.1	$ 233.7
Earnings from continuing operations	$ 41.2	$ 0.9	$ 98.5	$ 8.2	$ 7.9	$ (5.1)	$ 13.4	$ (10.8)
Earnings (loss) from continuing operations per share Basic and diluted	$ 0.20	$ -	$ 0.58	$ 0.10	$ 0.09	$ (0.06)	$ 0.15	$ (0.13)
Net earnings	$ 41.2	$ 0.9	$ 98.5	$ 8.2	$ 7.9	$ (5.1)	$ 13.6	$ (8.2)
Earnings (loss) per share (basic and diluted)	$ 0.20	$ -	$ 0.58	$ 0.10	$ 0.09	$ (0.06)	$ 0.16	$ (0.10)

[1] Before discontinued operations in the April 30, 2006 and July 31, 2006 quarters
[2] Includes consolidation of results of AU from May 29, 2007, the date of acquisition
[3] Includes consolidation of results of AU for the entire quarter
[4] As restated. See Note 10 of Consolidated Financial Statements

The Company's earnings follow the seasonal pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. The volume of grain shipments are relatively stable through the quarters, but can be influenced by destination customer demand, the Canadian Wheat Board's (CWB's) export program, and producers' marketing decisions. Sales of Viterra's Agri-products peak in May through July, corresponding with the growing season, supplemented by additional crop nutrient sales in the late fall. Although relatively steady throughout the year, sales in the Livestock Services segment tend to peak during the winter months as feed consumption increases. In the Agri-food business, earnings are more fluid with continuous demand for products throughout each quarter. Financial Products agency fees follow the related pattern of sales of the underlying activity in Agri-products and Livestock Services segments.

4. SEGMENT RESULTS

4.1 GRAIN HANDLING AND MARKETING

In the Grain Handling and Marketing segment, Viterra actively buys grain and oilseeds from farm customers throughout the year. Viterra tests the commodities for quality and cleans, dries and blends them in preparation for shipping. Viterra earns a margin for these services. Volumes, quality and export demand are key drivers in this business. Viterra markets non-Board grains and oilseeds directly to destination customers and buys and sells Canadian Wheat Board ("CWB") grains as an Agent and Accredited Exporter of the CWB. The level of shipments each quarter depends on demand from destination customers, the CWB export program and producer marketing decisions, which are driven by commodity price expectations, harvest pressures and cash flow requirements.

Grain Handling *For the periods ended January 31* *(in thousands - except percentages & margins)* *(Unaudited)*		*Three Months* **2008**	2007	Better (Worse)
Gross profit and net revenues from services		$ **115,694**	$ 52,517	[illegible]
Operating, general and administrative expenses		**(42,639)**	(23,831)	[illegible]
EBITDA		**73,055**	28,686	[illegible]
Amortization		**(10,343)**	(3,374)	[illegible]
EBIT		$ **62,712**	$ 25,312	[illegible]
Operating Highlights				
[A] Industry receipts - six major grains *(tonnes)*		**8,681**	8,367	[illegible]
[B] Industry shipments - six major grains *(tonnes)*		**8,791**	8,110	[illegible]
[C] Primary Elevator Receipts *(tonnes)* *		**3,603**	2,074	[illegible]
Primary Elevator Shipments (tonnes)		**4,153**	2,179	[illegible]
[D] Six Major Grains		**3,843**	2,120	[illegible]
[E] Industry terminal handle - six major grains *(tonnes)*		**5,348**	5,185	[illegible]
[F] Port Terminal receipts *(tonnes)*		**2,428**	1,286	[illegible]
Vancouver		**1,284**	759	[illegible]
Thunder Bay		**609**	324	[illegible]
Prince Rupert Grain (Company share)		**535**	203	[illegible]
Market share *(%)* - Country Receipts *	[C]/[A]	**41.5%**	24.8%	[illegible]
Market share *(%)* - Shipments *	[D]/[B]	**43.7%**	26.1%	[illegible]
Margin *($ per grain tonne shipped)*		$ **27.86**	$ 24.10	[illegible]
Licenced storage capacity *(tonnes)* **				
- Industry		**5,270**	5,196	[illegible]
- Company		**1,881**	1,132	[illegible]
Inventory turns (shipments divided by capacity)				
- Industry		**6.67 x**	6.24 x	[illegible]
- Company		**8.83 x**	7.70 x	[illegible]

** Represents six major grains*
*** Based on licenced storage reported at August 1, 2006 and December 28, 2007 by the Canadian Grain Commission.*

With the acquisition of AU, the Company expanded its total handling capacity from 1.1 million tonnes, to 1.9 million tonnes, an increase of about 66%. As a result, for the first quarter of fiscal 2008, Viterra shipped 4.2 million tonnes of grains and oilseeds from primary elevators, compared to 2.2 million tonnes in the same quarter of 2007, an increase of about 90.6%. The improvement in shipments relative to capacity reflects a higher turnover ratio in the current year as the Company now has greater efficiencies in its grain handling pipeline.

Viterra determines its market share based on primary elevator receipts and as noted in the Company's 2007 Annual Report, market share following the integration of AU was expected to normalize at about 42% (on the six major grains). Market share for the first quarter of 2008 was consistent with this target.

The split between CWB and non-CWB commodities shipments for the three-month period was 42:58 compared to 56:44 for the same period last year, while the industry's ratio for the three months ended January 31, 2008 was 51:49 compared to 60:40 in the three months ended January 31, 2007. During the first quarter of 2008, the Company completed the execution of a number of feed barley shipments, based on contracts which were secured during the temporary de-regulation of the CWB's barley program last fall. As a result, those shipments were categorized as non-Board shipments contributing to the heavier weighting to non-CWB shipments for the

period. Additionally, as the leading merchandiser and exporter of oilseeds and pulses in Western Canada and with strong worldwide demand, the Company 's weighting to non-CWB commodities will be higher than in the prior year as Viterra is better positioned to capture incremental margin opportunities in these markets.

Viterra's share of port capacity in Vancouver and Thunder Bay increased from about 601,000 tonnes to 1.1 million tonnes following the acquisition of AU, an increase of about 79%. Aligning with this increased capacity, volumes in Viterra's wholly owned port terminals in Thunder Bay and Vancouver improved by 810,000 tonnes in the first quarter of 2008, or about 75% over the same quarter of the prior year. For the Prince Rupert Grain ("PRG") terminal, the Company's participating interest increased to 64.2% following the acquisition of AU, compared to 24.9% in 2007. Consequently, incremental volumes reported for PRG in the first quarter of 2008 reflect this higher ownership stake.

Gross margins for the three-months ended January 31, 2008 improved by 15.6% to $27.86 per tonne compared to $24.10 per tonne in the prior period. Unprecedented commodity price increases during the quarter have caused significant volatility in the market. Viterra's merchandizing expertise, focused inventory management and expanded network allowed it to participate in a significant margin lift in the first quarter of 2008. Specifically, the increase in gross margins in the most recent quarter reflects:

- Higher merchandising and blending gains associated with the management of the company's grain;
- Incremental margins generated from the Company's handling of special crops (such as specialty oats, beans and lentils), commodities that it did not handle in the prior comparative quarter of 2007; and
- The benefits of additional volumes through a higher percentage of multi-car loading facilities in its network.

Select commodity price increases over the quarter (compared to the same quarter of the prior year) have been provided below to illustrate the magnitude of the increases during the quarter.

Select Commodity Prices *Per Tonne*	Opening 31-Oct 2007	Closing 31-Jan 2008	Increase (Decrease)	Opening 31-Oct 2006	Closing 31-Jan 2007	Increase (Decrease)
Wheat	$ 176.00	$ 230.50	[illegible]	$ 137.50	$ 164.00	[illegible]
Feed Barley	$ 188.50	$ 215.80	[illegible]	$ 153.10	$ 169.00	[illegible]
Oats (priced in U.S.Dollars)	$ 208.58	$ 235.10	[illegible]	$ 181.88	$ 199.97	[illegible]
Flax	$ 492.10	$ 629.89	[illegible]	$ 230.30	$ 265.73	[illegible]
Canola	$ 449.70	$ 599.30	[illegible]	$ 351.50	$ 403.40	[illegible]
Peas	$ 248.02	$ 339.88	[illegible]	$ 163.51	$ 202.09	[illegible]
Yellow Mustard	$ 992.08	$ 1,102.31	[illegible]	$ 396.83	$ 485.02	[illegible]

Source: Company Reports

Operating, general and administrative ("OG&A") expenses for the Grain Handling and, Marketing segment increased by $18.8 million for the first quarter. This is

primarily a result of incremental wages, salaries, benefits, insurance, utilities, and other facilities costs associated with the expanded grain elevator network. A portion of the increased costs also represents additional costs necessary to support the combined operations of the Company as it pursues its integration efforts. The Company expects to phase out these additional costs over the next six to 12 months.

Strong grain handling volumes and margins, offset in part by higher OG&A expenses, resulted in EBITDA of $73.1 million for the first three months of 2008, compared to $28.7 million in the same period last year, an increase of $44.4 million.

4.2 AGRI-PRODUCTS

Agri-Products *For the periods ended January 31* *(in thousands - except percentages)* *(Unaudited)*		Three Months 2008		2007	
Gross profit and net revenues from services	$	**47,101**	$	12,352	[redacted]
Operating, general and administrative expenses		**(28,915)**		(10,172)	
EBITDA		**18,186**		2,180	
Amortization		**(11,308)**		(2,889)	
EBIT	$	**6,878**	$	(709)	
Operating Highlights					
Seed, Fertilizer, Crop Protection, Other Sales	$	**165,946**	$	80,000	
Fertilizer *	$	**155,418**	$	71,732	
Crop Protection	$	**1,842**	$	741	
Seed	$	**784**	$	3,015	
Equipment sales and other revenue	$	**7,902**	$	4,512	
Margin *(% of Sales)*		**28.4%**		15.4%	

* *Consolidated sales from retail operations and WCFL*

Retail sales of Agri-products are seasonal and correlate directly to the life cycle of the crop, with more than 75% of the segment's annual sales and earnings generated between mid-April and the end of June, when producers purchase their crop inputs: seed, fertilizer and crop protection products. During the first two quarters, Viterra works closely with its customer base providing planning, agronomic and customized solutions in preparation for the next year's crop. Viterra also works with suppliers to position product and inventories in advance of the intense spring selling period.

With the acquisition of AU, Viterra expanded its retail facility network from 100 to 276 facilities and acquired an additional 57% ownership in Westco, becoming the sole owner of this fertilizer wholesaler and manufacturer.

Consolidated sales and other operating revenues for the Agri-products segment during the first quarter were up significantly from the prior year, increasing by $85.9 million to $165.9 million compared to $80.0 million for the same quarter of the prior year, largely a result of the expanded sales network. Producer prepayments for spring agri-products were $276.9 million at January 31, 2008, compared to $55.7 million at the same time last year.

Complementing higher overall sales attributable to the expansion in this segment were stronger fertilizer sales, which benefited from higher selling prices as world supply and demand drove continued price increases. Fertilizer volumes for the quarter were also unusually high as producers, buoyed by strong cash flows associated with improved commodity markets, were in a position to purchase product earlier in the year to mitigate the risk of higher prices in spring. Higher volumes this quarter are expected to be offset by lower sales volumes in the spring, and as such, overall volumes are expected to be flat in 2008. However, overall sales values are expected to be higher due to stronger selling prices.

Sales in the Company's crop protection products and equipment and other revenue also increased over the quarter, primarily a result of higher volumes associated with the expanded network. Consistent with earlier fertilizer sales this year, Viterra also experienced higher equipment sales as producers increased their on-farm fertilizer bin purchases to manage the storage of their products. Strong fall fertilizer applications also resulted in additional service income.

Seed sales declined $2.2 million in the first quarter compared to the same quarter of 2007, largely due to the timing of canola sales. In the prior year, canola commodity prices were more favorable than other commodities, and early indications were that certain canola varieties might be in tight supply as producers shifted their crop mix in favour of canola. This prompted producers to purchase seed earlier in the year to secure product. These concerns are less significant this year as stronger commodity prices for most crops (oilseeds, cereals and other special crops) means producers have more flexibility in crop mix.

Gross margin for the first quarter of 2008 was $47.1 million, compared to $12.4 million for the same quarter of the prior year. This was largely a result of higher sales associated with the expanded retail network, incremental earnings associated with the additional ownership interest in Westco, improved fertilizer margins due to ongoing inventory appreciation, and higher crop protection margins due to increased manufacturer rebates in the quarter.

OG&A expenses increased by $18.7 million for the first three months of 2008, to $28.9 million. Incremental expenses associated with salaries, insurance, utilities, facilities and other variable costs associated with the expanded facility network, together with additional expenses attributable to the increased ownership interest in Westco accounted for most of this increase.

Improved gross profit, offset in part by higher OG&A expenses contributed to EBITDA of $18.2 million for the quarter, an increase of $16.0 million over the same period of 2007.

4.3 AGRI-FOOD PROCESSING

Agri-food Processing *For the periods ended January 31* *(in thousands - except percentages and margins)* *(Unaudited)*		*Three Months* **2008**		2007	[illegible]
Gross profit and net revenues from services	$	**2,317**	$	6,494	[illegible]
Operating, general and administrative expenses		**(1,586)**		(1,826)	[illegible]
EBITDA		**731**		4,668	[illegible]
Amortization		**(1,445)**		(1,450)	[illegible]
EBIT	$	**(714)**	$	3,218	[illegible]
Operating Highlights					
Total sales & revenue	$	**43,175**	$	35,974	[illegible]
Tonnes Sold		**85**		75	[illegible]
Margin per Tonne	$	**27.26**	$	86.59	[illegible]

Viterra's significant interests in Agri-food Processing include wholly-owned Can-Oat, the world's largest industrial oat miller, with plants in Portage la Prairie, Manitoba, Martensville, Saskatchewan, and Barrhead, Alberta, and a 42.4% interest in Prairie Malt Limited, a single-site malting plant located at Biggar, Saskatchewan.

Can-Oat is an established market leader in industrial oat supply and the supplier of choice for many North American food manufacturers. For the oat milling business, yield is a significant factor in profitability. In an average year, it takes 1.6 tonnes of raw oats to produce one tonne of oat ingredients. The quality of raw oats has the largest impact on yield. Oats are priced in U.S. dollars and the world feed grain market predominantly drives prices. The price of finished goods moves up and down with the price of oats. A strong Canadian dollar can create foreign exchange challenges thus currency hedging practices are important to protect margins.

In Viterra's malt business, reliable quality is a key factor in maintaining sales relationships with international customers. Only high-quality malt barley is selected for the malting process so crop quality can affect supply and increase production costs. For Prairie Malt, energy consumption, labour and yield maximization (the amount of malt produced from a tonne of barley) are key production drivers. Natural gas is also a key factor in production thus rising gas prices can affect margins. Since sales are priced in U.S. dollars, Prairie Malt reduces the impact of foreign currency fluctuations by engaging in currency hedging activities.

Sales in the Agri-food Processing segment for the quarter were $43.2 million, up 20% from the comparable period of 2007, with stronger sales in both Prairie Malt and Can-Oat. Greater demand in both these areas, combined with higher barley prices contributed to the increase.

Gross margin in the first quarter of 2008 declined by $4.2 million compared to the same quarter of 2007. Effective November 1, 2007, Can-Oat "de-designated" all of its foreign exchange contracts previously accounted for as hedges, such that gains or losses arising from mark to market adjustments since November 1, 2007 will be

recognized in income. This change, coupled with a weaker Canadian dollar, resulted in the recognition of a $5.3 million charge to gross margins in Can-Oat in the quarter. Subsequent to quarter end, Can-Oat unwound its structural foreign exchange contract hedges and realized a total gain of $3.6 million.

Excluding the above mark-to-market adjustment, operating margins otherwise improved by $1.1 million, primarily a result of higher margins in Prairie Malt. Prairie Malt benefited from lower production costs in the quarter due to lower valued inventory purchased earlier in the year and high selling prices. This benefit is expected to taper off in April as newer inventory purchases will be based on higher priced product.

OG&A expenses declined by $240,000 (13.1%) in the first three months of 2008, compared to the same period of 2007. This is due mainly to lower sales and administration costs, lower research and development costs and reduced consulting fees in Can-Oat.

Segment EBITDA was $731,000 for the first quarter, down $3.9 million from the same period last year. The decline in EBITDA was largely a result of the $5.3 million mark to market loss posted in the quarter, offset by higher sales and operating margins, and lower OG&A costs in the quarter.

4.4 LIVESTOCK FEED AND SERVICES

Livestock Feed and Services *For the periods ended January 31* *(in thousands - except percentages and margins)* *(Unaudited)*		*Three Months* **2008**		2007	[illegible]
Gross profit and net revenues from services	$	18,001	$	-	[illegible]
Operating, general and administrative expenses		(12,695)		-	[illegible]
EBITDA		5,306		-	[illegible]
Amortization		(2,321)		-	[illegible]
EBIT	$	2,985	$	-	[illegible]
Operating Highlights					
Feed sales *(tonnes)*		444			[illegible]
Non-feed sales and revenue from services	$	8,149			[illegible]
Feed margin *($ per feed tonne sold)*	$	42.89	$	-	[illegible]
Non-feed gross profit & net revenue from services	$	(1,042)			[illegible]

This division represents a new reporting segment for the Company following the acquisition of AU. The segment formulates and manufactures feed for swine, dairy and beef cattle, poultry and other specialty feeds from ten feed mills and two pre-mix manufacturing centres in British Columbia, Alberta, Manitoba, Texas and New Mexico. The key driver in the profitability of feed manufacturing closely correlates to feed tonne volumes, since feed sales prices typically fluctuate in response to the underlying cost of ingredients to maintain relatively stable margins. Margins remain relatively consistent year-over-year, with margins of $41 to $43 per tonne reflecting an average annualized margin. However, there can be some seasonal variability in the

U.S. market, with lower margins generated in the spring when the sales product mix shifts to lower margin products aimed at commercial feedlots.

This segment also engages in a number of value-added services to complement its manufacture, sale and distribution of feed products and to enhance its relationships with livestock customers. These include financial services, nutritional consulting, farm operation consulting, ingredient forward contracting services and swine marketing on behalf of livestock producers. In addition, non-feed profits include the Company's equity investment in the Puratone Corporation ("Puratone"). Profitability from swine sales and Puratone follow the underlying movements in hog prices.

Feed sales of $125.3 million (about $282 per tonne) for the quarter ended January 31, 2008 reflect higher sales values associated with increasing commodity prices. Gross profit on feed aligned with expectations for the quarter and was $19.0 million (or $42.89 per tonne), and EBITDA was $5.3 million.

Results also include a $1.0 million loss in non-feed gross profit, which includes a $1.5 million loss attributable to the Company's equity share in Puratone. The loss in Puratone reflects the continuing downturn in the hog cycle and a stronger Canadian dollar, which contributed to weaker hog markets.

On February 14, 2008, the Company announced its acquisition of Sunrise Feeds, LLC, a manufacturer and retailer of beef, horse and other animal feed and pasture supplements to the rancher market. The operation will add an additional 100,000 tonnes of feed manufacturing capacity and two retail outlets in Cheyenne and Elk City, Oklahoma. The sale closed on March 4, 2008. Following the acquisition, total annualized feed volumes for the Company are expected to approximate 1.7 million tonnes, of which about 1 million tonnes is manufactured and sold in Western Canada.

4.5 FINANCIAL PRODUCTS

Financial Products *For the periods ended January 31* *(in thousands)* *(Unaudited)*		Three Months 2008		2007	[redacted]
Gross profit and net revenues from services	$	2,115	$	-	[redacted]
Operating, general and administrative expenses		(995)		-	[redacted]
EBITDA		1,120		-	[redacted]
Amortization		(105)		-	[redacted]
EBIT	$	1,015	$	-	[redacted]

Through both Viterra Financial™ and Unifeed Financial®, the Company acts as an agent of a Canadian Schedule I chartered bank. Viterra Financial extends unsecured trade credit at competitive rates to the Company's Agri-products customers. Unifeed Financial offers secured loans to customers to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. The Company directly manages the customer relationship and receives a fee for performing front-end credit review and management services. In

addition to these credit programs, this segment also offers other ancillary financial and risk management products to producers.

The profitability of this segment relates to the level, duration and quality of credit in a given period, which, in turn, is influenced by crop input and feed prices, farm income levels, and interest rates.

As a new operating segment of the Company following the acquisition of AU, gross profit in this segment for the first quarter of 2008 primarily represents earnings associated with credit to former AU customers. Previous credit arrangements for the Pool customers were made by Farm Credit Canada ("FCC"). On February 4, 2008, subsequent to quarter end, the outstanding credit receivables owned by FCC were sold to a Canadian Schedule I chartered bank.

EBITDA for this segment was $1.1 million for the first quarter of 2008 and aligned with management's expectations for the quarter.

4.6 CORPORATE EXPENSES

Corporate Expenses *For the periods ended January 31* *(In thousands)* *(Unaudited)*	*Three Months* 2008	2007	[redacted]
Operating, general and administrative expenses	$ (17,128)	$ (9,165)	[redacted]
Amortization	-	-	[redacted]
EBIT	$ (17,128)	$ (9,165)	[redacted]

Corporate expenses increased by $8.0 million for the first quarter of fiscal 2008 compared to the same period last year. The increase in corporate expenses includes about $2.4 million in additional salary, rent, telephone and IT costs for additional staff supporting the operations during the integration period. It is expected that these costs will be phased out over the next six to twelve months as integration efforts conclude (see Section 8, "Restructuring and Integration Matters").

5. OUTLOOK

In addition to other sections of the Company's report, this section contains forward-looking information and actual outcomes may differ materially from those expressed or implied therein. For more information, please see "Forward-Looking Information" on page 28 of this report.

The Company expects industry shipments for the 2008 crop year to be about 31.2 million tonnes, down from 33.6 million tonnes last year. While, the Company's market share for the six major grains is anticipated to remain at 42%, full year volumes will be dependent upon the success of the CWB exports program and good weather conditions through August to October – typically a strong delivery period. While strong commodity prices are expected to increase the costs associated with

buying grains and oilseeds, they have also contributed to significant margin improvements recently. Should the volatility in the commodity markets continue, management believes that average annual margins in fiscal 2008 should range between $24 and $26 per tonne.

Agriculture and Agri-Food Canada's ("AAFC") preliminary production forecasts for next year's crop suggest that seeded acreage for Western Canada will increase by about 2.2 million acres and production may increase to over 53 million tonnes (for all grains, including special crops). The Statistics Canada survey on producer's seeding intentions is expected to be released on April 24, 2008.

In February 2008, the Federal Court of Appeal upheld a lower court ruling from 2007, which overturned the federal government's regulations to remove the CWB's monopoly on western barley sales. On March 3, 2008, the government introduced a bill to end the CWB monopoly on sales of western barley, however at this time it remains uncertain as to the outcome of this matter.

Higher farm incomes in 2007, and continuing high commodity prices in 2008 are positive indicators for the Agri-Product segment, as farmers have additional flexibility to fund their input purchases. These factors have also created some hesitation among growers about which crops to grow. Nonetheless, the expectation is that canola acreage will remain at least consistent with 2007 levels. Industry participants project canola acreage for 2008 to range from 14.2M to 14.7M.

The Company expects seed sales to recover in the second and third quarters of the year as farmers finalize their crop mix decisions. This is supported, in part, by producer pre-payments for spring seed products, which were $43.2 million at January 31, 2008, compared to $11.4 million at the same time in 2007.

Soil nutrient levels have been depleted over the last couple of years and will need to be replenished to maintain yield potential. Rising fertilizer prices are expected to continue, yet current indications are that most growers will not decrease fertilizer application rates as they attempt to increase cash flows by capitalizing on record high commodity prices. However, if commodity prices move lower heading into spring, there is a risk some growers may reduce fertilizer application. Viterra's strong fertilizer sales in its first quarter may limit any potential impact for the year. Additionally, producer pre-payments for fertilizer were $206.5 million at January 31, 2008, compared to $37.1 million at the same time in 2007, of which $58.4 million is attributable to additional volumes booked.

Challenges in the Canadian hog industry continue, with the strong Canadian dollar, low hog prices and the consolidation of many industry players. Higher feed ingredient costs are also driving higher feed prices, which may further exacerbate the strain on hog producers and negatively impact the Canadian operations of the Livestock Feed and Services segment in 2008. Viterra's diversification among different species should mitigate the risk in these markets, as will the added benefit of ongoing U.S.

operational diversification. The Company is also monitoring its investment in Puratone in light of current hog market conditions.

As at February 19, 2008, the Company has pre-approved approximately 70% of the customer base (20,000 customers) for $750 million in credit for the 2008 growing season, including credit approvals for former Pool customers. As credit approvals proceed and additional customers are added to Viterra Financial, the Company expects the 2008 portfolio to grow by about 20% from 2007 levels. As the fiscal year progresses, additional fees should accrue to the Company consistent with the adjusted portfolio size.

6. LIQUIDITY AND CAPITAL RESOURCES

6.1 Cash Flow Information

Cash Flow Provided by Operations *For the periods ended January 31* *(in thousands - except percentages & per share amounts)* *(Unaudited)*	Three Months 2008	Three Months 2007	[redacted]
EBITDA	**$ 81,270**	$ 26,369	[redacted]
Add (Deduct):			
Post employment benefit	**158**	224	[redacted]
Equity loss of significantly influenced companies	**1,442**	(29)	[redacted]
Other items	**(161)**	292	[redacted]
Adjusted EBITDA	**82,709**	26,856	[redacted]
Integration expenses	**(6,619)**	(600)	[redacted]
Cash interest expense	**(12,365)**	(1,978)	[redacted]
Pre-tax cash flow	**63,725**	24,278	[redacted]
Current income taxes	**(5,740)**	239	[redacted]
Cash Flow Provided by Operations	**$ 57,985**	$ 24,517	[redacted]
Per share	**$ 0.28**	$ 0.27	[redacted]

For the three months ended January 31, 2008, Viterra generated cash flow provided by operations of $58.0 million, an increase of $33.5 million over last year. The improvement reflects higher EBITDA, offset by integration costs and higher cash financing costs incurred by Viterra during the period. Current income taxes are significantly less than the prevailing tax rate on pre-tax cash flows due to the tax shield provided by capital cost allowance and the Company's loss-carry-forwards.

Free cash flow is measured by cash flow provided by operations less capital expenditures, net of proceeds and other investing activities (excluding business acquisitions). For the three-month period ended January 31, 2008, free cash flow improved by $39.8 million from the comparable period of the prior year. This was due largely to improved cash flow provided by operations.

Cash Flow Provided by Operations *For the periods ended January 31* *(in thousands)* *(Unaudited)*	*Three Months* **2008**	 2007	[redacted]
Net earnings	$ **41,217**	$ 7,935	[redacted]
Adjustments for items not involving cash	**16,768**	16,582	[redacted]
Cash flow provided by operations *	$ **57,985**	$ 24,517	[redacted]
Changes in non-cash working capital items	**(328,735)**	(36,204)	[redacted]
Cash flow used in operating activities	$ **(270,750)**	$ (11,687)	[redacted]
Free Cash Flow			
Cash flow provided by operations *	$ **57,985**	$ 24,517	[redacted]
Property, plant and equipment expenditures	**(6,612)**	(8,390)	[redacted]
Proceeds on sale of property, plant and equipment	**2,223**	116	[redacted]
Other investing activities	**(24,228)**	(26,651)	[redacted]
Free Cash Flow	$ **29,368**	$ (10,408)	[redacted]

* *See Non-GAAP terms in Section 9*

6.2 Investing Activities

Capital expenditures for the three months ended January 31, 2008, were $6.6 million, a decrease of $1.8 million over the $8.4 million reported in the same period of the prior year. No major capital improvement projects were undertaken in the quarter. Proceeds of $2.2 million reflect proceeds received on one of the Company's agri-product sites during the quarter.

On an annualized basis, Viterra expects consolidated capital expenditures of approximately $60 million and these are expected to be funded by cash flow provided by operations.

6.3 Non-cash Working Capital

Non-Cash Working Capital *As at January 31 (in thousands)* *(Unaudited)*	**2008**	2007	[redacted]
Inventories	$ **922,120**	$ 214,790	[redacted]
Accounts receivable	**693,570**	152,399	[redacted]
Prepaid expenses and deposits	**87,238**	40,628	[redacted]
Accounts payable and accrued liabilities	**(799,504)**	(229,788)	[redacted]
	$ **903,424**	$ 178,029	[redacted]

Inventories at the end of January 31, 2008 were $707.3 million higher than at January 31, 2007. Higher inventories reflect both additional inventory associated with the acquisition of a number of AU facilities, (including additional feed inventory), and higher commodity values in the current year.

Accounts receivable at the end of January 31, 2008 were $541.2 million higher than at January 31, 2007. Again, this reflects the expanded customer base of the Company following the acquisition of AU, as well as higher sales in the current quarter.

The $46.6 million increase in prepaid expenses and deposits largely reflects higher prepaids in the Company's Agri-products segment. This is due to greater prepaids to suppliers for seed (due to the larger retail network) and to crop protection product suppliers to take advantage of early pay discounts.

Accounts payable and accrued liabilities were up $569.7 million over the balance at January 31, 2007. Additional payables and accruals are largely a result of an increase in payables associated with the expanded business operations of the Company, higher commodity prices, severance and integration cost accruals, as well as a $221.2 million increase in the value of customer deposits.

6.4 Financing Activities

Key Financial Information * *(in thousands - except percentages and ratios)* *(Unaudited)*	**As at January 31** **2008**	2007	[redacted]
Funded Debt, net of cash and cash equivalents	**$ 898,793**	$ 104,484	
EBITDA	**$ 81,270**	$ 26,369	
Ratios			
Current Ratio	**1.28 x**	1.68 x	
Total Debt to Equity	**38.0%**	28.0%	
Long Term Debt to Equity	**12.4%**	16.6%	

* *See Non-GAAP terms in Section 9*

The Company's total funded debt, net of cash and short-term investments, of $898.8 million at January 31, 2008, increased by $794.3 million since the same quarter of the prior year due to increases in short-term and long-term debt and a $40.7 million reduction in its consolidated cash and cash equivalent balances at the end of January, 2008. Cash distributions from the Company's principal subsidiaries (those in which the Company has at least a 50% interest) occur at regular intervals and the Company maintains an active role in all decisions affecting cash distributions from these subsidiaries.

Long-term debt, including the current portion, was $304.0 million at January 31, 2008, up $197.0 million from the $107.0 million reported at the same time last year. The increase is attributable to the issuance of $200 million of Senior Unsecured Notes in August 2007.

Short-term borrowings increased $556.7 million to $631.0 million at January 31, 2008, compared to $74.3 million reported in the prior year. The majority of the additional short-term borrowings relates to the remaining balance of the non-revolving Bridge Credit Facility ("Bridge Facility") of $238.2 million which expires May 27, 2008, additional bank debt outstanding of $284.9 million under the revolving credit facility, $300,000 in additional member loans and $33.3 million in additional short-term borrowings associated with the Company's proportionate share of subsidiaries and joint ventures.

Cash and short-term investments at January 31, 2008 were $36.5 million, a decrease of $41.9 million from the same time in 2007. Excluding its proportionate share of joint ventures, Viterra held $26.3 million of short-term investments at January 31, 2008, compared to $40 million at the end of January 2007.

Management believes that cash flow from operations and its access to credit facilities will provide Viterra with sufficient financial resources to fund its working capital requirements, planned capital expenditure programs, integration and restructuring costs, and its debt servicing requirements. This belief is predicated upon the Company's expectations of future commodity and crop input prices, and the expected turnover of inventory and accounts receivable components of working capital. (See "Forward Looking Information" on page 28 of this report).

6.5 Debt Ratings

	Corporate Rating	Senior Unsecured Notes	Bank Bridge Facility	Bank Debt	Trend
Standard & Poor's	BB	BB	n/a	BBB-	Positive
Dominion Bond Rating Service Limited	n/a	BB (High)	BB (High)	n/a	Positive

Following the completion of the acquisition of AU, on July 18, 2007, the Dominion Bond Rating Services ("DBRS") upgraded its rating on the Senior Unsecured Notes of the Company to BB (High) from B (high) with a Positive trend. DBRS also applied a BB (High) rating to the Company's new Bank Bridge Credit Facility, also with a Positive Trend.

On July 19, 2007, Standard & Poor's raised the Company's ratings, including the long-term corporate credit rating from B+ to BB. On February 20, 2008, Standard & Poor's revised the outlook to Positive from Stable, a result of the Company's improved operating performance, favourable market conditions in the grain handling and agri-product segment and operating and efficiency gains and synergies following the acquisition of AU.

6.6 Contractual Obligations

Contractual Obligations *(in thousands)* *Unaudited*	Principal Payments Due by Period				
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Balance Sheet Obligations					
Short-term debt	$ 630,961	$ 630,961	$ -	$ -	$ -
Long-term debt	310,660	2,448	5,083	2,574	300,555
Other long-term obligations	48,289	14,211	11,437	7,154	15,487
	989,910	647,620	16,520	9,728	316,042
Other Contractual Obligations					
Operating leases	58,365	17,382	26,103	14,880	-
Purchase obligations [1]	1,082,316	997,928	83,898	490	-
	1,140,681	1,015,310	110,001	15,370	-
Total Contractual Obligations	$ 2,130,591	$ 1,662,930	$ 126,521	$ 25,098	$ 316,042

[1] Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale.

6.7 Off-Balance Sheet Arrangements

6.7.1 Pension Plans

The Company, excluding its subsidiaries and affiliates, contributes to several defined contribution plans, including four multi-employer plans. The Company's total contribution expense, including the subsidiaries' and proportionate share of joint ventures' defined contribution plans for the three month period ended January 31, 2008 is $2.0 million (2007 - $900,000). Note 9(e) of the Consolidated Financial Statements for January 31, 2008 provides additional information regarding the Company's pension plan obligations.

6.7.2 Viterra Financial and Unifeed Financial

Viterra Financial provides unsecured working capital financing, through a Canadian Schedule I chartered bank, for producers to purchase the Company's fertilizer, crop protection products, seed and equipment. Outstanding credit was $227.6 million at January 31, 2008 of which about 88% is related to Viterra Financial's highest credit rating categories. The Company indemnifies the bank for 50% of future losses under Viterra Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at January 31, 2008, the Company's obligation for past and future losses is current with the bank in accordance with the Agency Agreement.

Unifeed Financial provides secured working capital financing through a Canadian Schedule I chartered bank for livestock producers to purchase feeder cattle, feeder hogs and related feed inputs under terms that do not require payment until the livestock are sold. The customer base for Unifeed Financial tends to be smaller with individually larger average credit balances than Viterra Financial. Unifeed Financial approved $98.9 million (October 31, 2007 – $97.1 million) in credit applications of which customers had drawn $33.6 million at January 31, 2008 (October 31, 2007 - $35.5 million). The Company has indemnified the bank for aggregate credit losses of up to $8.4 million based on the first 20% to 33% of new credit issued on an individual account as well as for credit losses, shared on an equal basis, of up to 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding. As at January 31, 2008, the Company's obligation for past and future losses is current with the bank in accordance with the Agency Agreement.

6.8 Outstanding Share Data

The market capitalization of the Company's 204 million issued and outstanding shares at March 7, 2008 was $2.5 billion or $12.05 per share. The issued and outstanding shares at March 7, 2008, together with securities convertible into common shares are summarized in the following table:

As at March 7, 2008	
(Unaudited)	
Issued and outstanding Common Shares	204,159,025
Securities convertible into Common Shares:	
Stock Options	77,552
	204,236,577

7. OTHER MATTERS

7.1 Accounting Policy Changes

7.1.1 Financial Instruments

As described in Note 10 of the Consolidated Financial Statements, effective November 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections: Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865 – "Hedges", Section 3251, "Equity", Section 1530, "Comprehensive Income", Section 3862, "Financial Instruments – Disclosures" and Section 3863, "Financial Instruments – Presentation".

The new standards provide guidance on the recognition, measurement and classification of financial assets and financial liabilities. All financial instruments, including derivatives, are to be included on a company's balance sheet and measured either at their fair values or, in circumstances when fair value may not be considered most relevant, at amortized cost or cost. The standards establish a new measure of income called comprehensive income. Comprehensive income represents the change in the net assets of an entity from non-owner sources for a period and has two components – net income and other comprehensive income. The new section provides guidance for reporting items in other comprehensive income, which will be included on the Consolidated Balance Sheets as a separate component of shareholders' equity.

The new standards also establish the accounting requirements for hedges. The accounting for a specific hedging relationship depends on its nature. Fair value hedging applies when the change in the fair value of an existing asset or liability attributable to a particular risk is being hedged. The change in the fair value of both the hedging item and hedged item attributable to the hedged risk is recognized in net income and adjusts the carrying amount of the instruments. Cash flow hedging applies when the variability in cash flows attributable to a particular risk is hedged. The effective portion of the changes in fair value of the derivative is recorded in other comprehensive income until the hedged item affects net income. Any ineffectiveness of designated hedges is recognized immediately in income.

Additional information regarding these changes can be found in Note 10(a) of the Consolidated Financial Statements.

7.1.2 Non-hedgable Grain Inventories and Related Commodity Contracts

The Company has historically classified its grain inventories and related derivative contracts into two categories. Hedgable grain inventories are those for which the market risk associated with inventory positions is managed through exchange traded futures instruments. Non-hedgable grain inventories include inventories for which there are no exchange traded instruments but where cash traded instruments are commonly used to manage market risk. The Company manages the market risk associated with inventory and open contracts on a combined basis.

Prior to the current period, non-hedgable grain inventories and related commodity contracts were valued on a combined basis at the lower of cost and net realizable value. During the period, the Company has adopted the policy of valuing its non-hedgable grain inventories on the basis of market quotations less freight and handling costs. Gains and losses on related open grain purchase and sales contracts are based on estimated fair value. This new policy, in addition to providing consistency with its existing accounting policy for hedgable inventories and commodities is consistent with the fair value measurement requirements adopted on November 1, 2007 for financial instruments and other derivative contracts of the Company. The impact of this change in accounting policy has been recorded retrospectively with restatement of the prior period.

Additional information regarding these changes can be found in Note 10(b) of the Consolidated Financial Statements.

7.1.3 Other

The Company also adopted the CICA Handbook Sections 1506 – "Accounting Changes" and 1535 – "Capital Disclosures" effective November 1, 2007. These sections resulted in additional financial statement note disclosure.

7.2 Critical Accounting Estimates

At January 31, 2008, the Company had consolidated loss carry-forwards of $243.3 million available to reduce taxes otherwise payable in future years, expiring between October 2009 and 2013. The Company expects to use these losses prior to their expiry date, and accordingly, a future tax asset of $75.9 million has been recorded in respect of the Company's unutilized losses.

Management regularly assesses the Company's ability to realize net future income tax assets based on all relevant information available and has concluded that it is more likely than not that these loss carry-forwards can be fully utilized prior to expiry. In making its assessment, management considered, among other things, historical and projected future earnings (see "Forward-Looking Information" on page 28 of this Report). If the Company's future earnings do not materialize to the extent required to permit the full realization of these loss carry-forwards, the Company would record an appropriate valuation allowance in the period when such a determination is made.

This would result in a decrease to reported earnings and an increase to the Company's effective tax rate in that period.

8. Restructuring and Integration Matters

As described in detail in the Company's 2007 Annual report, on May 29, 2007, the Company acquired effective control of AU. On June 15, 2007, the Company acquired all remaining Limited Voting Common Shares under a court approved Plan of Arrangement and AU became a wholly-owned subsidiary of the Company. On November 1, 2007, Viterra's wholly-owned subsidiaries United Grain Growers Limited, carrying on business as Agricore United, and Pacific Elevators Limited were legally amalgamated with Viterra.

As noted in the table below, integration of the two companies is progressing.

Restructuring & Integration Plan - Key Milestones

Objective	Fiscal 2007 Target	Achieved	Objective	Fiscal 2008 Target	Achieved
Appoint senior executive and management team	Q4 2007	√	Complete Agri-Products system conversion	Q1 2008	√
Develop Operating Model for the Company	Q4 2007	√	Harmonize advertising and marketing programs	Q1 2008	√
Refine Synergy analysis and targets	Q4 2007	√	Complete plan for Agri-Products retail footprint and harmonize pricing and product line decisions	Q1 2008	√
Complete divestiture of assets to JRI/Cargill	Q4 2007	√	Complete accounting and finance system conversion	Q2 2008	
Complete re-financing of Bridge Facility [1]	Q4 2007	**Partial**	Review of pension and benefits for the combined company and recommendations thereon	Q2 2008	
Develop detailed implementation plans	Q4 2007	√	Implement HR & payroll system conversion	Q2 2008	√
Re-branding and launch of new name	Q5 2007	√	Complete Grain system conversion	Q2 2008	
Develop and implement new human resource policies and procedures [2]	Q5 2007	**Partial**	Finalize Grain end-state network	Q3 2008	
Complete legal amalgamation of the Company with AU	Q5 2007	√			

[1] Bridge facility only partially refinanced to date, with the remaining balance of $238.2 million to be refinanced with Long-term debt.
[2] The Company completed the rollout of a new Performance Management and objective setting program, supporting continued emphasis on a performance and accountability based culture.

Management expects to achieve gross synergies of $96 million, with about $53 million to be achieved in the Grain Handling and Marketing segment, $14 million in the Agri-Products segment and the remaining $29 million through reduced Corporate expenses. These synergies will be generated primarily through efficiency measures over the next 6 to 12 months, with the full benefit to be delivered in fiscal 2009. As of January 31, 2008 the Company had achieved a total of $23.7 million in synergies.

Integration costs expensed for the quarter were $6.6 million (or a total of $26.6 million since integration began). These costs relate primarily to severance, consulting and advisory fees and other integration costs incurred directly by the Company.

Integration costs, including severance, termination fees, and debt repayment penalties incurred by or related to AU have been accrued on the balance sheet as part of the acquisition price of the AU shares in accordance with the purchase method of accounting, with a corresponding increase in goodwill. On a pre-tax basis, estimated total net integration costs for both entities, which include share issuance costs and refinancing costs are about $274.5 million, of which about $264.5 million has already been incurred ($9.0 million in the current fiscal year), including $40.1 million of costs accrued and outstanding. These costs are being financed by free cash flow.

9. NON-GAAP FINANCIAL MEASURES

EBITDA (earnings before interest, taxes, amortization, integration costs, gains or losses on asset disposals, and pension settlement provisions) and EBIT (earnings before interest, taxes, integration costs, gains or losses on asset disposals, and pension settlement provisions) are non-GAAP measures. Those items excluded in the determination of EBITDA and EBIT represent items that are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. These measures are intended to provide further insight with respect to Viterra's financial results and to supplement its information on earnings (losses) as determined in accordance with GAAP.

EBITDA is used by management to assess the cash generated by continuing operations and EBIT is a measure of earnings prior to financing costs and taxes. Both measures also provide important management information concerning business segment performance since the Company does not allocate financing charges, income taxes or other excluded items to these individual segments.

Funded debt, net of cash and cash equivalents, is provided to assist investors and is used by management in assessing the Company's liquidity position and to monitor how much debt the Company has after taking into account its liquid assets, such as cash and cash equivalents. Such measures should not be used in isolation of, or as a substitute for, current liabilities, short-term debt, or long-term debt as a measure of the Company's indebtedness.

Cash flow provided by operations is the cash from (or used in) operating activities, excluding non-cash working capital changes. Viterra uses cash flow provided by operations as a financial measure for the evaluation of liquidity. Management believes that excluding the seasonal swings of non-cash working capital and the earnings impact of discontinued operations assists management's evaluation of long-term liquidity.

Free cash flow is cash flow provided by operations net of investing activities. For these purposes, investing activities include capital expenditures (excluding business acquisitions), net of proceeds and the net change in cash in trust, investments and other long-term assets. Free cash flow is used by management to assess liquidity and financial strength. This measurement is also useful as an indicator of the Company's ability to service its debt, meet other payment obligations and make strategic

investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

These non-GAAP measures should not be considered in isolation from, or as a substitute for, GAAP measures such as (i) net earnings (loss), as an indicator of the Company's profitability and operating performance or (ii) cash flow from or used in continuing operations, as a measure of the Company's ability to generate cash. Such measures do not have any standardized meanings prescribed by Canadian GAAP and are, therefore, unlikely to be comparable to similar measures presented by other corporations.

Reconciliations of each of these terms are provided in the table below.

Non-GAAP Terms, Reconciliations and Calculations
(in thousands - except percentages and ratios)

		2008	2007	[redacted]
	[redacted]			
	Gross profit and net revenues from services	$ 185,228	$ 71,363	
	Operating, general and administrative expenses	(103,958)	(44,994)	
	EBITDA	$ 81,270	$ 26,369	
	Amortization	(25,522)	(7,713)	
	EBIT	$ 55,748	$ 18,656	
	Net earnings	$ 41,217	$ 7,935	
	Amortization	25,522	7,713	
	Non-cash financing expenses	978	491	
	Provision for pension settlement	-	5,000	
	Post employment benefit	158	224	
	Equity loss of significantly influenced companies	1,442	(29)	
	Future income taxes (recovery)	(9,062)	2,917	
	Gain on disposal of assets	(2,109)	(26)	
	Other items	(161)	292	
	Cash flow prior to working capital changes	$ 57,985	$ 24,517	
	Property, plant and equipment expenditures	(6,612)	(8,390)	
	Proceeds on sale of property, plant and equipment	2,223	116	
	Decrease (increase) in cash in trust	(23,406)	(25,936)	
	Decrease in investments	12	187	
	Increase in other long-term assets	(834)	(902)	
	Free Cash Flow	$ 29,368	$ (10,408)	
	[redacted]			
	Current Assets	$ 1,828,860	$ 517,841	
	Current Liabilities	1,433,275	308,815	
	Current Ratio (Current Assets/Current Liabilities)	1.28	1.68	
	Short-term borrowings	$ 630,961	$ 74,296	
[A]	Long-term debt due within one year	2,448	3,171	
[A]	Long-term Debt	301,539	103,832	
[B]	Total Debt	$ 934,948	$ 181,299	
	Cash and short-term investments	$ 36,517	78,375	
	Bank indebtedness	(362)	(1,560)	
[C]	Cash and cash equivalents	$ 36,155	$ 76,815	
	Funded Debt, net of cash and cash equivalents	$ 898,793	$ 104,484	
[D]	Total Equity	$ 1,520,831	$ 465,095	
[E]	Total Debt & Equity [B + D]	$ 2,455,779	$ 646,394	
	Total Debt to Equity [B]/[E]	38.1%	28.0%	
	Long Term Debt to Equity [A]/[E]	12.4%	16.6%	

10. FORWARD-LOOKING INFORMATION

Certain statements in this Management's Discussion and Analysis are forward-looking statements and reflect Viterra's expectations regarding future results of operations, financial condition and achievements. All statements that address activities, events or developments that Viterra or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results, critical accounting estimates and expectations regarding future capital resources and liquidity of the Company and such matters, are forward-looking statements. In addition, the words "believes", "intends", "anticipates", "expects", "estimates", "plans", "likely", "will", "may", "could", "should", "would", "outlook", "forecast", "objective", "continue" (or the negative thereof) and words of similar import may indicate forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of Viterra to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations including, but not limited to, those factors discussed under the heading "Risk Factors" in Viterra's 2007 Annual Information Form and in the Company's 2007 Annual Report under the heading "Risks and Risk Management" in the Management's Discussion and Analysis; integration risk associated with the merger of Saskatchewan Wheat Pool and Agricore United; weather conditions; crop production and crop quality in Western Canada; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; Viterra's dependence on key personnel; any labour disruptions; the Company's financial leverage and funding requirements; continued availability of credit facilities; credit risk in respect of customers of Viterra; foreign exchange risk and counter party risks in connection with foreign exchange and commodity hedging programs; changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters; and global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; disease and other livestock industry risks; competitive developments in connection with Viterra's grain handling, agri-products, agri-food processing, livestock and other operations; and environmental risks and unanticipated expenditures relating to environmental or other matters.

All of the forward-looking statements in this Management's Discussion and Analysis are qualified by these cautionary statements and the other cautionary statements and factors contained herein and there can be no assurance that the developments or results anticipated by Viterra and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Company. Although Viterra believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these

statements, which only apply as of the date of this document. In addition to other assumptions identified, assumptions have been made regarding, among other things, western Canadian crop production and quality for the 2007 and subsequent crop years; the volume and quality of grain held on farm by producer customers; movement and sales of Board grains by the CWB; demand for and supply of non-Board grains; the ability to maintain existing customer contracts and relationships; agricultural commodity prices; natural gas prices; general financial conditions for western Canadian agricultural producers; demand for seed grain, fertilizer, chemicals and other agri-products by Viterra's customers; market share of grain deliveries and agri-products sales that will be achieved by Viterra; ability of the railways to ship grain to port facilities for export without labour or other service disruptions; extent of customer defaults in connection with credit provided by Viterra, its subsidiaries or others in connection with agri-products purchases; demand for oat and malt barley products and market share of sales of these products that will be achieved by Viterra's subsidiaries; the cyclicality of hog prices; the impact of competition; environmental and reclamation costs; the ability to obtain and maintain existing financing on acceptable terms; and currency, exchange and interest rates. The preceding list is not exhaustive of all possible factors. All factors should be considered carefully when making decisions with respect to Viterra and undue reliance should not be placed on Viterra's forward-looking information. Viterra disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

11. ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis relating to the first quarter ended January 31, 2008, should be read in conjunction with Viterra's Management's Discussion and Analysis for its year ended October 31, 2007, which is included at pages 27 to 73 of Viterra's 2007 Annual Report. Additional information relating to Viterra, including the most recent Annual Information Form filed by the Company, is available on SEDAR at www.sedar.com and Viterra's website, www.viterra.ca.

Mayo Schmidt
President and Chief Executive Officer

Rex McLennan
Chief Financial Officer

March 12, 2008

Viterra
2625 Victoria Avenue
Regina, Saskatchewan S4T 7T9
http://www.viterra.ca

VITERRA™

CONSOLIDATED BALANCE SHEETS

(in thousands)

AS AT	January 31, 2008 (unaudited)	January 31, 2007 (unaudited)	October 31, 2007 (audited) (restated - Note 10b)
ASSETS			
Current Assets			
Cash	$ 10,180	$ 20,478	$ 24,600
Cash in trust	40,116	30,830	16,710
Short-term investments	26,337	57,897	44,051
Accounts receivable	693,570	152,399	458,914
Inventories	922,120	214,790	785,695
Prepaid expenses and deposits	87,238	40,628	51,685
Future income taxes	49,299	819	70,116
	1,828,860	517,841	1,451,771
Investments	18,250	4,788	19,198
Property, Plant and Equipment (Note 3)	1,176,456	259,975	1,192,620
Other Long-Term Assets	56,786	24,877	61,233
Intangible Assets	19,659	-	20,275
Goodwill	296,743	-	296,743
Future Income Taxes	-	102,551	255
	$ 3,396,754	$ 910,032	$ 3,042,095
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank indebtedness	$ 362	$ 1,560	$ 4,501
Short-term borrowings	630,961	74,296	352,527
Accounts payable and accrued liabilities	799,504	229,788	723,945
Long-term debt due within one year	2,448	3,171	3,736
	1,433,275	308,815	1,084,709
Long-Term Debt	301,539	103,832	307,413
Other Long-Term Liabilities	53,719	30,497	60,255
Future Income Taxes	87,390	1,793	115,097
	1,875,923	444,937	1,567,474
Shareholders' Equity			
Share capital (Note 5)	1,422,860	502,760	1,422,843
Contributed surplus	323	316	323
Retained earnings (deficit)	91,743	(37,981)	50,426
Accumulated other comprehensive income	5,905	-	1,029
	1,520,831	465,095	1,474,621
	$ 3,396,754	$ 910,032	$ 3,042,095

Commitments, contingencies and guarantees (Note 9)

VITERRA™

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands)

FOR THE PERIOD ENDED	Three Months Ended January 31, 2008 (unaudited)	Three Months Ended January 31, 2007 (unaudited)
Sales and other operating revenues	$ 1,317,142	$ 447,623
Cost of sales	(1,131,914)	(376,260)
Gross profit and net revenues from services	185,228	71,363
Operating, general and administrative expenses	(103,958)	(44,994)
	81,270	26,369
Amortization	(25,522)	(7,713)
	55,748	18,656
Gain on disposal of assets	2,109	26
Integration expenses	(6,619)	(600)
Provision for pension settlement	-	(5,000)
Financing expenses (Note 7)	(13,343)	(2,469)
	37,895	10,613
(Provision for) recovery of corporate taxes		
Current	(5,740)	239
Future (Note 13)	9,062	(2,917)
Net earnings	$ 41,217	$ 7,935
Basic and diluted earnings per share (Note 4)	$ 0.20	$ 0.09

VITERRA™

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in thousands)

FOR THE PERIOD ENDED	Three Months Ended January 31, 2008 (unaudited)
Net earnings	$ 41,217
Other comprehensive loss	
Realized gain on dedesignated hedged contracts	(812)
Unrealized loss on available for sale assets	(32)
Unrealized effect of foreign currency translation of foreign operations	(439)
Other comprehensive loss	(1,283)
Comprehensive income	$ 39,934

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)

(unaudited)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total Shareholders' Equity
As at July 31, 2006	$ 502,760	$ 308	$ -	$ (41,638)	$ 461,430
Stock-based compensation		8			8
Future income taxes adjustment				856	856
Net earnings for the period				2,801	2,801
As at January 31, 2007	$ 502,760	$ 316	$ -	$ (37,981)	$ 465,095
Share capital issued	920,083				920,083
Stock-based compensation		7			7
Unrealized effect of foreign currency translation of foreign operations			1,029		1,029
Future income taxes adjustment				5,004	5,004
Future income taxes share issuance costs				12,108	12,108
Share issuance costs				(37,265)	(37,265)
Net earnings for the period as restated (Note 10b)				108,560	108,560
As at October 31, 2007 as restated	$ 1,422,843	$ 323	$ 1,029	$ 50,426	$ 1,474,621
Share capital issued	17				17
Accounting policy change (Note 10)					
Unrealized gain on dedesignated hedged contracts, net of tax of $2,798			5,946		5,946
Unrealized gain on available for sale assets, net of tax of $41			213		213
Long-term receivables, net of tax of $36				(76)	(76)
Deferred financing costs using effective interest method, net of tax of $60				126	126
Other comprehensive loss					
Realized gain on dedesignated hedged contracts, net of tax of $382			(812)		(812)
Unrealized loss on available for sale assets, net of tax $7			(32)		(32)
Unrealized effect of foreign currency translation of foreign operations			(439)		(439)
Future income taxes adjustment				50	50
Net earnings for the period				41,217	41,217
As at January 31, 2008	$ 1,422,860	$ 323	$ 5,905	$ 91,743	$ 1,520,831

VITERRA™

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

FOR THE PERIOD ENDED		Three Months Ended January 31, 2008 (unaudited)		Three Months Ended January 31, 2007 (unaudited)
Cash From (Used in) Operating Activities				
Net earnings	$	41,217	$	7,935
Adjustments for items not involving cash				
Amortization		25,522		7,713
Future income tax provision		(9,062)		2,917
Equity loss of significantly influenced companies		1,442		(29)
Provision for pension settlement		-		5,000
Employee future benefits (Note 6)		158		224
Non-cash financing expenses (Note 7)		978		491
Gain on disposal of assets		(2,109)		(26)
Other items		(161)		292
Adjustments for items not involving cash		16,768		16,582
		57,985		24,517
Changes in non-cash working capital items				
Accounts receivable		(227,842)		3,582
Inventories		(135,503)		(32,220)
Accounts payable and accrued liabilities		70,145		21,862
Prepaid expenses and deposits		(35,535)		(29,428)
Changes in non-cash working capital		(328,735)		(36,204)
Cash used in operating activities		(270,750)		(11,687)
Cash From (Used in) Financing Activities				
Repayment of long-term debt		(489)		(2,888)
Proceeds from short-term borrowings		275,488		56,002
Repayment of other long-term liabilities, net		(1,957)		(112)
Increase in share capital (Note 5)		17		-
Debt refinancing costs		(1,618)		-
Cash from financing activities		271,441		53,002
Cash From (Used in) Investing Activities				
Property, plant and equipment expenditures		(6,612)		(8,390)
Proceeds on sale of property, plant and equipment		2,223		116
Business acquisition		-		(2,134)
Increase in cash in trust		(23,406)		(25,936)
Decrease in investments		12		187
Increase in other long-term assets		(834)		(902)
Cash used in investing activities		(28,617)		(37,059)
Increase (Decrease) in Cash and Cash Equivalents		(27,926)		4,256
Cash and Cash Equivalents, Beginning of Period		64,150		72,559
Impact on cash of unrealized effect of foreign currency translation of foreign operations		(69)		-
Cash and Cash Equivalents, End of Period	$	36,155	$	76,815
Cash and cash equivalents consist of:				
Cash	$	10,180	$	20,478
Short-term investments		26,337		57,897
Bank indebtedness		(362)		(1,560)
	$	36,155	$	76,815
Supplemental disclosure of cash paid during the period:				
Interest paid	$	8,141	$	1,335
Income taxes paid	$	4,314	$	398

VITERRA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2008 (unaudited) - in thousands of Canadian dollars, except as noted

1. NATURE OF BUSINESS

Saskatchewan Wheat Pool Inc., doing business as Viterra, (the "Company") is a publicly traded, vertically integrated Canadian agri-business. Business operations include five reporting segments: Grain Handling and Marketing, Agri-products, Agri-food Processing, Livestock Feed and Services and Financial Products.

On May 29, 2007, the Company acquired effective control of Agricore United (AU) a Canadian agri-business. The results of operations of AU are included in the Company's Consolidated Financial Statements commencing May 29, 2007.

On July 30, 2007, the Company announced a change in year-end from July 31 to October 31, commencing with the 2007 fiscal year. Accordingly, the Company will have a 12-month fiscal year ending October 31, 2008 and a 15-month fiscal year ending October 31, 2007.

The Grain Handling and Marketing segment includes approximately 100 high throughput terminals and 13 specialty crop cleaning and handling facilities strategically located in the prime agricultural growing regions of Western Canada, and two specialty crop cleaning and handling facilities in the United States of America ("U.S."). This segment also includes six wholly owned port terminal facilities located in Vancouver, British Columbia and Thunder Bay, Ontario, and an ownership interest in an export facility in Prince Rupert, British Columbia. Activity in this segment consists of the collection of grain through the Company's primary elevator system, shipping to inland or port terminals, cleaning of grain to meet regulatory specifications, and sales to domestic or export markets. Earnings in the Grain Handling and Marketing segment are volume driven and are derived primarily from tariffs charged to producers for elevation and cleaning of Canadian Wheat Board ("CWB") grains and from the sales of non-Board grains. Revenue is also derived through grain handling, blending, drying, storage and other ancillary services, as well as the sale of by-products.

The Agri-products segment includes an ownership interest in a fertilizer manufacturer, ownership of a fertilizer distributor and a retail network of 276 locations throughout Western Canada. Agri-products sales lines include fertilizer, crop protection products, seed and seed treatments, and equipment.

The Agri-food Processing segment includes the manufacture and marketing of value-added products associated with oats and malt barley for domestic and export markets.

The Livestock Feed and Services segment formulates and manufactures feed products at seven feed mills and two pre-mix facilities across Western Canada and at three feed mill locations in Texas and New Mexico in the U.S.

The Financial Products segment acts as an agent for a Canadian Schedule I chartered bank and provides unsecured trade credit to agricultural customers and secured loans to livestock producers.

Weather conditions are the primary risk in the agri-business industry. Grain volumes, grain quality, the volume and mix of crop inputs sold and ultimately, the financial performance of the Company are highly dependent upon weather conditions throughout the crop production cycle.

The Company's earnings follow the seasonal pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. The volume of grain shipments are relatively stable through the quarters, but can be influenced by destination customer demand, the CWB export program, and producers' marketing decisions. Sales of the Company's Agri-products peak in May through July, corresponding with the growing season, supplemented by additional crop nutrient sales in the late fall. Although relatively steady throughout the year, sales in the Livestock Feed and Services segment tend to peak during the winter months as feed consumption

increases. In the agri-food processing business, earnings are more fluid with continuous demand for products throughout each quarter. Financial Products agency fees follow the related pattern of sales of the underlying activity in the Agri-products and Livestock Feed and Services segments.

2. Accounting Policies

These interim unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the October 31, 2007 annual Consolidated Financial Statements, except as described in Notes 10 and 11. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts are reported in Canadian dollars unless specifically stated to the contrary. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the 15-month fiscal year ended October 31, 2007.

3. Change in Accounting Estimate

In 2008, the Company changed its estimate of the useful life of certain property, plant and equipment. The revised estimates better reflect the expected useful lives of these assets. The change in the estimated useful life was applied prospectively and had the effect of decreasing amortization expense by $1.4 million in the three months ended January 31, 2008.

4. Earnings per Share

	Three Months Ended January 31	
	2008	**2007**
Net earnings	$ 41,217	$ 7,935
Denominator for basic earnings per share amounts:		
Weighted average number of shares outstanding	204,158	90,251
Basic earnings per share	$ 0.20	$ 0.09
Denominator for diluted earnings per share amounts:		
Weighted average number of shares outstanding	204,162	90,253
Diluted earnings per share	$ 0.20	$ 0.09

5. Share Capital

a) Common Voting Shares
Authorized
Unlimited Common Voting Shares

The following table summarizes the Common Voting Shares:

	Common Voting Shares	
	Number[1]	**Amount**
Balance, July 31, 2006 and January 31, 2007	90,250,764	$ 502,760
Share issuance for cash	113,905,586	920,083
Balance, October 31, 2007	204,156,350	1,422,843
Share issuance for cash	2,675	17
Balance, January 31, 2008	204,159,025	$1,422,860

[1]Number of shares are not shown in thousands

Issuance

The acquisition of the Limited Voting Common Shares of AU (Note 1) was substantially funded by net proceeds from four subscription receipt offerings, comprised of three public market bought deals and a private placement.

The 113,905,586 subscription receipts were exchanged into an equivalent number of common shares of the Company upon the take-up by the Company of the AU Limited Voting and Common Shares on May 29, 2007. In accordance with the capital nature of these transactions, underwriter fees and other costs of $25.2 million, net of taxes, were reflected as a charge to retained earnings in shareholders' equity.

b) Management Stock Option Plan

During fiscal 2004, this plan became inactive. Options previously granted under the Management Stock Option Plan were approved by the Board of Directors. To date, 187,475 shares have been allocated to the plan. Under this plan, options are exercisable in increments over a maximum of 10 years beginning on the first anniversary date of the option grant. Options granted under this plan primarily vest at a rate of 25% per year commencing on the first anniversary date of the grant.

The expense related to stock options is based on the fair value of options vested in the period, and is determined by the Black-Scholes option pricing model with the following assumptions: risk-free rate 4.4% to 4.85%, dividend yield 0%, a volatility factor of the expected market price of the Company's shares of 100%, and a weighted average expected option life of five years.

	Number of Options[1]	Weighted Average Exercise Price	Number of Options Exercisable[1]	Weighted Average Exercise Price
Outstanding July 31, 2006	88,424	$ 84.45	81,353	$ 90.42
Cancelled	(3,275)	$ 176.47		
Outstanding, January 31, 2007	85,149	$ 80.91	82,463	$ 68.45
Cancelled	(4,822)	$ 137.75		
Outstanding October 31, 2007	80,327	$ 77.50	80,327	$ 77.50
Cancelled	(100)	$ 18.45		
Exercised	(2,675)	$ 6.46		
Outstanding January 31, 2008	77,552	$ 80.02	77,552	$ 80.02

[1]Number of options are not shown in thousands

Of the 77,552 outstanding and exercisable stock options at January 31, 2008, 10.5% have an exercise price of $6.50 or less; the remainder have an exercise price at, or greater than, $31.00. At January 31, 2008, the Company's shares closed at $11.68.

6. Employee Future Benefits

a) Defined Benefit Plans and Future Benefits

The Company's net benefit costs related to defined benefit pension plans and other future benefits for the three-month period ended January 31, 2008 were $0.2 million (2007 - $0.2 million).

b) Defined Contribution Plans

The Company, including subsidiaries and affiliates, contributes to several defined contribution plans including four multi-employer plans. The Company's defined contribution plan expense for the three-month period ended January 31, 2008 was $2.0 million (2007 - $0.9 million).

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

7. FINANCING EXPENSES

	Three Months Ended January 31	
	2008	2007
Interest on:		
Long-term debt	$ 6,648	$ 2,161
Short-term debt	7,314	404
CWB carrying charge recovery	(1,597)	(587)
	12,365	1,978
Interest accretion	226	-
Amortization of deferred financing costs	752	491
	$ 13,343	$ 2,469

8. SEGMENTED INFORMATION

	Three Months Ended January 31	
	2008	2007
Sales and Other Operating Revenues		
Grain Handling and Marketing	$ 988,732	$ 333,633
Agri-products	165,946	80,000
Agri-food Processing	43,175	35,974
Livestock Feed and Services	127,346	-
Financial Products	2,031	-
	1,327,230	449,607
Less: Inter-segment Sales – Grain Handling and Marketing	10,088	1,984
	$ 1,317,142	$ 447,623
Gross Profit and Net Revenues from Services		
Grain Handling and Marketing	$ 115,694	$ 52,517
Agri-products	47,101	12,352
Agri-food Processing	2,317	6,494
Livestock Feed and Services	18,001	-
Financial Products	2,115	-
	$ 185,228	$ 71,363
Operating, General and Administrative Expenses		
Grain Handling and Marketing	$ (42,639)	$ (23,831)
Agri-products	(28,915)	(10,172)
Agri-food Processing	(1,586)	(1,826)
Livestock Feed and Services	(12,695)	-
Financial Products	(995)	-
Corporate	(17,128)	(9,165)
	$ (103,958)	$ (44,994)

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

	Three Months Ended January 31			
		2008		2007
EBITDA[1]				
Grain Handling and Marketing	$	73,055	$	28,686
Agri-products		18,186		2,180
Agri-food Processing		731		4,668
Livestock Feed and Services		5,306		-
Financial Products		1,120		-
Corporate		(17,128)		(9,165)
	$	81,270	$	26,369

(1) EBITDA – Earnings before interest, taxes, depreciation and amortization, gain on disposal of assets, integration expenses and provision for pension settlement

Amortization				
Grain Handling and Marketing	$	(10,343)	$	(3,374)
Agri-products		(11,308)		(2,889)
Agri-food Processing		(1,445)		(1,450)
Livestock Feed and Services		(2,321)		-
Financial Products		(105)		-
Corporate		-		-
	$	(25,522)	$	(7,713)
EBIT[2]				
Grain Handling and Marketing	$	62,712	$	25,312
Agri-products		6,878		(709)
Agri-food Processing		(714)		3,218
Livestock Feed and Services		2,985		-
Financial Products		1,015		-
Corporate		(17,128)		(9,165)
	$	55,748	$	18,656

(2) EBIT – earnings before interest, taxes, gain on disposal of assets, integration expenses and provision for pension settlement

9. COMMITMENTS, CONTINGENCIES AND GUARANTEES

a) Letters of Credit

At January 31, 2008, the Company had outstanding letters of credit and similar instruments of $33.2 million related to operating an agri-business (January 31, 2007 - $35.1 million). The terms range in duration and expire at various dates from February 28, 2008 to April 30, 2008. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. These instruments effectively reduce the amount of cash that can be drawn on the revolving credit facility.

b) Loan Loss Provision

Under the terms of an agreement, a financial institution provided credit for the purchase of crop inputs to certain customers of the Company in the Agri-products segment. The agreement was terminated on January 31, 2008 on payment of a termination fee and the acquired amounts were sold to a Canadian Schedule I chartered bank in February 2008.

	January 31			
As at		2008		2007
Total Company provision, net of loan loss share	$	1,734	$	2,017
Portion receivable/(due) within one year		(1,734)		(1,732)
Long-term portion, net of loan loss share	$	-	$	285

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

c) Indemnification of Accounts Receivable

Viterra Financial™ - the Company has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide credit for qualifying agricultural producers to purchase crop inputs. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. Viterra indemnifies the bank for 50% of future losses to a maximum of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at January 31, 2008, the Company's obligation for past and future losses is current with the bank in accordance with the Agency Agreement.

Unifeed Financial® - the Company has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide loans to customers to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. Viterra indemnifies the bank for credit losses based on the first 20% to 33% of new credit issued on an individual account, dependent on the account's underlying credit rating, with losses in excess of these amounts shared on an equal basis with the bank up to 5% on the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of the underlying accounts and the aggregate credit outstanding. As at January 31, 2008, the Company's past and future losses is current with the bank in accordance with the Agency Agreement.

d) Loan Guarantees

The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at January 31, 2008, the current outstanding balance of these guarantees was $3 million. These guarantees diminish as the underlying loans are repaid and expire between 2009 and 2014.

The Company is contingently liable under two guarantees given to two third-party lenders who have provided certain financing facilities to its wholly owned foreign subsidiaries. As at January 31, 2008, the maximum amounts of the guarantees are U.S. $150,000 and JPY 2 billion, or approximately $18.9 million in aggregate.

The Company has provided guarantees to a finance company related to equipment leases and fertilizer bins entered into by producers. As of January 31, 2008, the outstanding balance was $0.1 million (January 31, 2007 - $0.6 million, October 31, 2007 - $0.2 million).

Given historically low delinquent rates in conjunction with collateral values of assets, the Company has accrued no obligation.

e) Pension Plan Contingency

The Company, including subsidiaries and affiliates, contributes to several defined contribution plans including four multi-employer plans. One of the plans that the Company contributes to is the Saskatchewan Wheat Pool/Grain Services Union Pension Plan. The Plan was originally established to provide defined benefits on the basis of contributions negotiated between the Company and the Grain Services Union (GSU). Since the cost was intended to be limited to the negotiated rates of contribution, the Company accounted for this Plan as a defined contribution plan. The ability of the Company to limit its financial obligation to the negotiated level of contributions was the subject of recent legal proceedings which have been settled pursuant to an agreement dated November 23, 2007 and ratified by Union membership in January, 2008. Under the settlement, the Company will be responsible for any shortfall in funding beyond the negotiated level of contributions, provided the Plan which is now administered by a joint Board of Trustees appointed by the Company and the Union becomes the sole responsibility of the Company. The Company intends to account for the Plan as a defined benefit plan upon dissolution of the Board of Trustees and upon registration of plan amendments with the Office of the Superintendent of Financial Institutions (OSFI).

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

In August 2007, a formal actuarial report on the Plan as at December 31, 2006 was filed with OSFI. The report indicates a solvency deficiency of $23.3 million and a going concern surplus of $17.5 million. The effect of this valuation is to reduce the disputed additional quarterly contributions from $2.2 million established under a valuation as at December 31, 2006 to $1 million.

By agreement with OSFI the Company has been remitting an amount equal to its disputed additional quarterly contributions to a separate security arrangement pending the outcome of the legal proceedings. As part of the settlement, funds held in the trust arrangement totaling approximately $13.5 million together with additional quarterly installments falling due will be transferred to a Plan fund, and the Company will make all additional quarterly payments beyond the negotiated rate until the deficit is retired.

In fiscal 2006, the Company recorded a charge of $15 million in connection with potential obligations with respect to the Plan. In the second quarter of fiscal 2007, the Company recorded an additional charge of $5 million to reflect the best estimate of the minimum cost to the Company of resolving the dispute. While the ultimate cost of the settlement is uncertain, in the opinion of management, it is likely that the minimum cost to the Company will be $20 million. There is a continuing risk that the obligation to fully fund the additional Plan liabilities accepted by the Company under the settlement will exceed this $20 million provision.

f) Asset Retirement Obligations

In 1987, a joint venture, which manufactured phosphate and nitrate fertilizers, closed two of its facilities. The asset retirement obligations represent the best estimate by Westco management of the legal obligations it would incur during the reclamation process. Reclamation involves the demolition of the manufacturing facilities and the reclamation of the phosphogypsum stacks. Uncertainty exists regarding the estimation of future decommissioning and reclamation costs.

At January 31, 2008, the Company estimated that the undiscounted cash flow required to settle the asset retirement obligations was approximately $20.2 million (January 31, 2007 - $11.6 million), which is expected to be settled over the 2008 through 2015 period. The credit adjusted risk-free rates at which the estimated cash flows have been discounted range from 4% to 5.15%.

g) Director and Officer Indemnification

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers as well as those of certain affiliated companies.

h) Other Indemnification Provisions

From time to time, the Company enters into agreements in the normal course of operations and in connection with business or asset acquisitions or dispositions. By their nature, these agreements may provide for indemnification of counterparties. The varying nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could incur. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

i) Other Contingencies

As at January 31, 2008, there were claims against the Company in varying amounts for which a provision in the financial statements is not considered necessary. The occurrence of the confirming future event is not determinable or it is not possible to determine the amounts that may ultimately be assessed against the Company with respect to these claims. Management believes that any such amounts would not have a material impact on the business or financial position of the Company.

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

10. Changes to Significant Accounting Policies

a) Financial Instruments

Effective November 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 3251, Equity; Section 1530, Comprehensive Income; Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation.

Under these new standards, all financial assets and financial liabilities, including derivatives, are initially recognized at transition at fair value or amortized cost on the Consolidated Balance Sheet.

Financial and non-financial derivative instruments are used by the Company to reduce its exposure to fluctuations in foreign currency exchange rates and commodity prices. In the normal course of business, the Company does not hold or issue derivative instruments for derivative trading purposes. Any change in the value of the derivatives is reported in earnings. At November 1, 2007, the Company identified only one contract with an embedded derivative which had nominal value.

Transaction costs related to financial assets or liabilities, other than those held for trading, adjust the carrying amount of the underlying instrument. These costs are then amortized over the instrument's remaining expected life using the effective interest rate method and are included as part of financing expenses. Transaction costs related to financial assets or liabilities classified as held for trading are expensed as incurred.

These changes in accounting policy were applied retrospectively without restatement of comparative financial statements with the exception of the reclassification of the currency translation account of $1,029 to accumulated other comprehensive income. As at November 1, 2007, the Company has recorded the following adjustments:

	Accumulated Other Comprehensive Income Increase / (Decrease)	Retained Earnings Increase / (Decrease)	Total Increase / (Decrease)
Investments	$ 254	$ -	$ 254
Accounts receivable	8,744	-	8,744
Other long term assets	-	(6,759)	(6,759)
	$ 8,998	$ (6,759)	$ 2,239
Long term debt	$ -	$ (6,833)	$ (6,833)
Future income tax - liability	2,839	24	2,863
	$ 2,839	$ (6,809)	$ (3,970)
Retained earnings	$ -	$ 50	$ 50
Accumulated other comprehensive income	6,159	-	6,159
	$ 6,159	$ 50	$ 6,209
	$ 2,165	$ 74	$ 2,239

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments:

- The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity. These include cash, cash in trust, short-term

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

investments, accounts receivable, bank indebtedness, short-term borrowings and accounts payable and accrued liabilities.

- Investments that are classified as Available for Sale have been recorded at their fair value based on closing market quotations, if available. The fair value of investments that do not have an active trading market have been recorded at cost.
- The fair value of long-term debt with fixed interest rates is estimated by discounting the expected future cash flows using the risk-free interest rate on an instrument with similar terms adjusted for an appropriate risk premium for the Company's credit profile.
- Foreign exchange contracts, commodity contracts and exchange-traded derivatives are valued based on closing market quotations.
- The fair value of long-term receivables and payables were calculated using discounted cash flows.

The following table presents the carrying amount and the fair value of the Company's financial instruments and non-financial derivatives. Amortized cost is calculated using the effective interest rate method. Fair value is based on quoted market prices when available. However, when financial instruments lack an available trading market, fair value is determined using management's estimates and is calculated using market factors for instruments with similar characteristics and risk profiles. Management does not believe that using different market factors would significantly affect the assessed value. These amounts represent point-in-time estimates and may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of significant judgment.

As at January 31, 2008	Assets (Liabilities) Carried at Cost/Amortized Cost Carrying Value	Assets (Liabilities) Carried at Cost/Amortized Cost Fair Value	Assets (Liabilities) Fair Value Carrying Value
Cash			$ 10,180
Cash in trust			40,116
Short-term investments			26,337
Accounts receivable:			
- Loans and receivables	568,343	568,343	
- Commodity contracts and exchange-traded derivatives			125,227
Investments:			
- Available for sale at fair value			220
- Available for sale at cost	8,073	8,073	
- Non financial instrument	9,957	9,957	
Other long-term assets:			
- Long-term receivable	8,899	8,899	
- Non financial instrument	47,887	47,887	
Bank indebtedness	362	362	
Short-term borrowings	630,961	630,961	
Accounts payable and accrued liabilities:			
- Other liabilities	765,937	765,937	
- Commodity contracts and exchange-traded derivatives			33,567
Long-term debt	303,987	306,487	
Other long-term liabilities:			
- Classified as other liabilities	12,878	12,878	
- Non financial instrument	40,841	40,841	

Changes in fair value of commodity contracts and exchange-traded derivatives are included in cost of sales.

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

Significant Accounting Policies

Available for Sale
Financial assets classified as Available for Sale are carried at fair value with the changes in fair value initially recorded in other comprehensive income until they are assessed to be impaired or disposed of at which time they flow through the Consolidated Statement of Earnings. Securities that are classified as Available for Sale and do not have a readily available market value are recorded at cost. At transition the Company has classified $8,073 of investments as Available for Sale.

Held for Trading
Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as Held for Trading. These instruments are accounted for at fair value with the change in the value recognized in cost of sales. At transition the Company has classified cash of $24,600, cash in trust of $16,710, commodity contracts and exchange traded derivatives receivables of $23,420 and payables of $12,533 as Held for Trading.

Held for Trading - Designated
At transition the Company has elected to designate short-term investments of $44,051 as Held for Trading. These instruments are accounted for at fair value with the change in the value recognized in Sales and other operating revenues.

Held to Maturity
The Company does not have any financial instruments that were classified as Held to Maturity.

Loans and Receivables
Loans and Receivables are accounted for at amortized cost using the effective interest rate method. At transition the Company's accounts receivable of $444,238 and certain long term receivables of $7,319 have been classified as Loans and Receivables.

Other Financial Liabilities
At transition bank indebtedness of $4,501, short-term borrowings of $352,527, accounts payable and accrued liabilities of $711,412, long-term debt of $304,316 and other long-term liabilities of $12,758 have been classified as Other Financial Liabilities and are accounted for at amortized cost using the effective interest rate method.

Commodity Price Risk
The Company uses exchange-traded futures and options contracts to minimize the effects of changes in the prices of hedgable agricultural commodities on its agri-business inventories and agricultural commodities forward cash purchase and sales contracts. Exchange-traded futures and options contracts are valued at the quoted market prices. Forward purchase contracts and forward sales contracts are valued at the quoted market prices, which are based on exchange quoted prices adjusted for freight and handling costs. This is consistent with the Company's practice in the prior year. The Company manages the risk associated with inventory and open contracts on a combined basis. The Company's Risk Management Policy provides limits within which management may maintain inventory and certain long or short commodity positions. Based on the Company's January 31, 2008 closing positions, a $10 per tonne change in market prices and a $2 per tonne change in basis levels would result in a $1.8 million change to the Company's after tax earnings on unhedged positions.

Foreign Exchange Risk
The Company also uses derivative financial instruments, such as foreign currency forward contracts and futures contracts, to limit exposures to changes in foreign currency exchange rates with respect to its recorded foreign currency denominated assets and liabilities. Certain areas of the Company not related to the handling and marketing of grain have discontinued hedge accounting and have thereby increased the potential for volatility in income on these previously hedged contracts. These contracts as well as the foreign currency forward and futures contracts in

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

the remaining areas of the Company are marked-to-market and unrealized gains and losses are recognized in income in the period in which they occur.

Interest Rate Risk
The Company manages interest rate risk and currency risk on borrowings by using a combination of cash instruments, forwards and a mixture of fixed and floating rates. The Company is exposed to interest rate risk on long-term debt, however, this risk is considered low and there are no financial contracts in place to offset interest rate risk. Based on the January 31, 2008 closing borrowing, the Company is exposed to interest rate risk on short-term variable rate borrowings. The Company's short-term borrowings fluctuate with seasonal working capital requirements. A 1% increase in short-term variable rates based on January 31, 2008 borrowings would decrease after tax earnings by $4 million per annum.

Credit Risk
The Company manages exposure to potential credit risk in respect of trade receivables through ongoing credit reviews of all significant contracts and analysis of payment and loss history. The absence of significant financial concentration of such receivables limits its exposure to credit risk. Credit risk exposure for the Agri-products and Livestock segments are also limited through an arrangement with a Canadian Schedule I chartered bank which provides for limited recourse to the Company for credit losses on accounts receivable under Viterra Financial and Unifeed Financial. The Company has fully provided for all Agri-product receivables.

The allowance for bad debts as at October 31, 2007 was $16,865 and was $16,620 at January 31, 2008. All bad debt write-offs are charged to general and administrative expense.

Liquidity Risk
The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements. Please see Section 6.6 of the MD&A for contractual maturities of financial liabilities at January 31, 2008. Management believes that future cash flows from operations and availability under existing banking arrangements will be adequate to support these financial liabilities.

Collateral
The Company has pledged accounts receivable with a carrying value of $693,570 as security for short term borrowings.

b) **Non-hedgable grain inventories and related commodity contracts**
The Company has historically classified its grain inventories and related derivative contracts into two categories. Hedgable grain inventories are those for which the market risk associated with inventory positions is managed through exchange traded futures instruments. Non-hedgable grain inventories include inventories for which there are no exchange traded instruments but where cash traded instruments are commonly used to manage market risk. The Company manages the market risk associated with inventory and open contracts on a combined basis.

Prior to the current period non-hedgable grain inventories and related commodity contracts were valued on a combined basis at the lower of cost and net realizable value. During the period, the Company has adopted the policy of valuing its non-hedgable grain inventories on the basis of market quotations less freight and handling costs. Gains and losses on related open grain purchase and sales contracts are based on estimated fair value. This new policy, in addition to providing consistency with its existing accounting policy for hedgable inventories and commodities is consistent with the fair value measurement requirements adopted on November 1, 2007 for financial instruments and other derivative contracts of the Company. The impact of this change in accounting policy has been recorded retrospectively with restatement of the prior period.

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

As at October 31, 2007, the Company has recorded the following adjustments as a result of this change in accounting policy:

	Increase
Accounts receivable	$ 2,149
Inventories	$ 16,878
Accounts payable	$ 11,242
Future income taxes	$ 2,491
Retained earnings, beginning of year	$ 5,294

There was no impact of this change in accounting policy on the deficit of the Company as at July 31, 2006 and the period ended January 31, 2007. Net earnings for the period from January 31, 2007 to October 31, 2007 will be increased by $5.3 million, net of a tax provision of $2.5 million. Net earnings for the three month period increased by $2,755, net of a tax provision of $1,296. This change increased earnings per share for the three months ended January 31, 2008 by $0.01.

c) **Other**

The Company also adopted CICA Handbook Section 1506 Accounting Changes and Section 1535 Capital Disclosures, effective November 1, 2007. These sections resulted in additional financial statement note disclosure.

11. Management of Capital

The Company's objective when managing capital is to strive for a long term manageable level of debt to total capital. Due to the seasonal nature of the Company's short-term borrowing requirements the Company's objective is to manage the level of debt to total capital between 30% to 40%.

Debt to total capital is defined as total interest bearing debt divided by total interest bearing debt plus the book value of total shareholders' equity. Interest bearing debt is the aggregate of bank indebtedness, short-term borrowings, long-term debt due within one year and long-term debt.

As at	January 31, 2008	January 31, 2007	October 31, 2007
Bank indebtedness	$ 362	$ 1,560	$ 4,501
Short-term borrowings	630,961	74,296	352,527
Total short-term debt	$ 631,323	$ 75,856	$ 357,028
Long-term debt due within one year	$ 2,448	$ 3,171	$ 3,736
Long-term debt	301,539	103,832	307,413
Total long-term debt	$ 303,987	$ 107,003	$ 311,149
Total interest bearing debt	$ 935,310	$ 182,859	$ 668,177
Shareholders'.Equity	$ 1,520,831	$ 465,095	$ 1,474,621
Total Capital	$ 2,456,141	$ 647,954	$ 2,142,798
Debt to total capital:			
As at the balance sheet date	38:62	28:72	31:69
Four quarter average	36:64	31:69	35:65

Notes to the Consolidated Financial Statements *in thousands of Canadian dollars, except as noted*

12. Future Accounting Changes

a) Inventories

In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030, Inventories. The new Section will be applicable to financial statements relating to fiscal years beginning on or after January 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning November 1, 2008. It provides more guidance on the measurement and disclosure requirements for inventories. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

b) Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning November 1, 2008. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

13. Corporate Taxes

Included in the Company's income tax recovery for the quarter is a $16.1 million recovery which reflects the impact of declining federal tax rates on the Company's net future tax liability.

14. Comparative Amounts

Certain comparative amounts have been reclassified to conform to current period presentation.

15. Subsequent Events

Under the terms of an agreement, a financial institution has provided credit for the purchase of crop inputs to certain customers of the Company in the Agri-products segment. The agreement was terminated in February 2008 and the acquired amounts sold to a Canadian Schedule I chartered bank.

Form F52-109F2 – Certification of Interim Filings

I, Mayo Schmidt, President and Chief Executive Officer of Saskatchewan Wheat Pool Inc. operating as Viterra ("Viterra"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Viterra (the issuer) for the interim period ending January 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 12, 2008

Mayo M. Schmidt

Mayo Schmidt
President and Chief Executive Officer

Form F52-109F2 – Certification of Interim Filings

I, Rex McLennan, Chief Financial Officer of Saskatchewan Wheat Pool Inc. operating as Viterra ("Viterra"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Viterra (the issuer) for the interim period ending January 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 12, 2008

Rex McLennan
Chief Financial Officer

2625 Victoria Avenue
Regina, Sask. S4T 7T9

March 12, 2008

SUBJECT: **Confirmation of Mailing – Viterra**
Quarterly Financial Statements – the Period Ending January 31, 2008

Viterra issued a news release regarding its first quarter financial statements for the period ending January 31, 2008 on March 12, 2008. The newswire service, Newswire issued the news release as required by the Timely Disclosure Rules.

On March 12, 2008, Viterra distributed the interim financial statements for the period ending January 31, 2008, to its shareholders requesting the interim financial statements. Electronic copies of the report that include the financial statements, MD&A, along with its Certifications of Interim Filings F52-109F2 and this letter were filed electronically with the provincial securities commissions and the Toronto Stock Exchange through SEDAR.

"C. Vancha"

Colleen Vancha, Vice-President
Investor Relations & Corporate Affairs
Viterra

cc: Rex McLennan, Chief Financial Officer
Ray Dean, General Counsel, Corporate Secretary

VITERRA™

REPORT OF VOTING RESULTS
NATIONAL INSTRUMENT 51-102
FOR
SASKATCHEWAN WHEAT POOL INC. OPERATING AS VITERRA
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
HELD ON MARCH 12, 2008

March 12, 2008

Filed via SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marché financiers
New Brunswick Securities Administration Branch
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Newfoundland Securities Division

Dear Sirs/Mesdames:

In accordance with Section 11.3 of National Instruments 51-102 "Continuous Disclosure Obligations," the following sets out the matters voted on at the Annual and Special Meeting of Shareholders of Saskatchewan Wheat Pool Inc. Operating as Viterra (the "Corporation") held on March 12, 2008. Each of the matters is described in greater detail in the Corporation's Notice of Meeting and Management Information Circular dated February 1, 2008.

	Item Voted Upon	Voting Result
1.	Election of Directors	• The nominees proposed by the Board of Directors of the Corporation were elected by a majority of shareholders on a show of hands.
2.	Appointment of Deloitte & Touche LLP as the Corporation's Auditors	• Deloitte & Touche LLP were appointed as the Corporation's auditors by a majority of shareholders on a show of hands.
3.	Name change to Viterra Inc. and to file articles of amendment to effect such name change	• The name change was approved by more than two-thirds majority of shareholders on a show of hands.
4.	Amendments to the Management Stock Option Plan	• The amendments to the Management Stock Option Plan were approved by approximately 95% of the shareholders represented at the meeting on a ballot vote.

Yours truly,

"Colleen Vancha"
Colleen Vancha, Vice-President
Investor Relations and Corporate Affairs
Saskatchewan Wheat Pool Inc. Operating as Viterra

VITERRA™

For Immediate Release
Date: March 12, 2008
Regina, Saskatchewan
Listed: VT: TSX

Viterra Hosts First Annual and Special Meeting for Shareholders

Winnipeg, Manitoba - Viterra (TSX: VT) held its annual meeting of common shareholders today, marking the Company's first since its acquisition of Agricore United (AU) on May 29, 2007.

As part of the formal business of the meeting, shareholders voted to re-elect ten directors to the Board and approve the appointment of two new directors, Ms. Bonnie DuPont and Mr. Larry Ruud. Shareholders also re-appointed Deloitte & Touche LLP as the company's auditors.

Two additional resolutions proposed by Viterra's Board were also put to a shareholder vote. First, shareholders approved, by way of special resolutions, an amendment to the Articles of the Company to formally change the corporate name to "Viterra Inc.". The Company has been operating under the Viterra banner since it launched its new brand on August 30, 2007. Shareholders also ratified amendments to the Company's Management Stock Option Plan.

The company acknowledged the contributions of Rick Jensen, who this year completed his tenure as a director. Viterra's twelve member Board consists of the following:

- Mr. Ryan Anderson, Viterra director, is a graduate of the University of Saskatchewan's Agriculture program. He has served as a Viterra Director since 1998 and sits on the company's Audit Committee. Mr. Anderson operates a grain, oilseed and pulse crop operation near Melfort, Saskatchewan.

- Mr. Terry Baker, Chairman of the Board, has served on Viterra's Board of Directors since 2001. He holds a civil engineering degree from the University of Saskatchewan. Currently, he is the Chairman of the Board and also a member of the Strategic and Business Planning Committee. Mr. Baker runs a mixed farming operation near Denzil, Saskatchewan.

- Mr. Vic Bruce has been a Viterra Director since 2002 and sits on the company's Compensation Committee. He has served on various Boards, including the Farm Land Security Board. Mr. Bruce holds a Bachelor of Education degree, majoring in economics at the University of Calgary. He specializes in pedigreed seed production through a family operation located near Tuxford, Saskatchewan.

- Mr. Thomas Birks was elected to the Board in March 2005. Mr. Birks is the President of Birinco Inc., a merchant bank headquartered in Quebec. He received a Bachelor of Arts degree from McGill University and an MBA from Harvard Business School. He serves on the Audit and Nominating/Corporate Governance Committees of the Board.

- Mr. Thomas Chambers joined the Board in June 2006, and chairs Viterra's Audit Committee and is a member of its Compensation Committee. He is an experienced professional accountant, most notably having served for 26 years as a Partner with PricewaterhouseCoopers LLP.

- Ms. Bonnie Dupont was newly elected to Viterra's Board at this meeting. She is a Group Vice President with Enbridge Inc. in Calgary, AB. Ms. DuPont earned her Masters Degree from the

University of Calgary and holds a Bachelor Degree (Great Distinction) with a focus in Program Administration & Evaluation and Psychology from the University of Regina.

- Mr. Dallas Howe joined Viterra's Board in March of 2005 and chairs the Compensation Committee. He is also the Chairman of the Potash Corporation's Board of Directors. Mr. Howe holds a Bachelor of Arts Degree and a Masters in Mathematics from the University of Saskatchewan.

- Doug Kitchen, Vice-Chairman of the Board, joined Viterra's Board in July 2000. Mr. Kitchen is a graduate of Kansas State University with specialties in agriculture and business. He is currently Managing Director of Rosenthal Collins, a world leader in futures and foreign exchange execution. Mr. Kitchen is a member of Viterra's Nominating/Corporate Governance Committee of the Board.

- Harold Milavsky has been a Board director since 2003 and is Chairman and Director of Quantico Capital Corporation in Calgary. He holds a Bachelor of Commerce Degree from the University of Saskatchewan and is a member of the Institute of Chartered Accountants of Saskatchewan and Alberta. He has received honorary doctorates from the universities of Calgary and Saskatchewan. Mr. Milavsky chairs the Nominating/Corporate Governance Committee and sits on the Audit Committee of the Board.

- Herb Pinder has been on the Board of Directors of Viterra since 2003, serving on the Nominating/Corporate Government Committee. He is the President of the Goal Group of Companies, based in Saskatoon, Saskatchewan. A non-practicing lawyer, Mr. Pinder holds an MBA from Harvard Business School.

- Larry Ruud was newly elected to Viterra's Board at this meeting. He is a partner with Meyers Norris Penny LLP and provides farm management consulting services in Alberta and B.C. Mr. Ruud holds a Masters of Science and Bachelor of Science Degrees in Agricultural Economics from the University of Alberta. He owns and operates a farm near Vermilion, AB.

- Mayo Schmidt, Viterra's President and Chief Executive Officer, joined the Board in March 2005. He joined the Viterra in 2000 after holding a number of senior executive positions with ConAgra and General Mills Inc. Mr. Schmidt earned his Bachelor of Business Administration Degree from Washburn University, and is a Washburn Alumni Fellow.

Complete biographies of each director can be found at www.viterra.ca.

Saskatchewan Wheat Pool Inc., doing business as Viterra, is Canada's leading agri-business, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States and Japan. The new company is diversified into sales of crop input services and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the Toronto Stock Exchange under the symbol VT.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Susan Cline, Investor Relations and Corporate Affairs
Viterra
(306) 569-6948

Website: http://www.viterra.ca

VITERRA™

For Immediate Release
Date: March 13, 2008
Regina, Saskatchewan
Listed: VT: TSX

Viterra Announces Board Committee Appointments

Viterra today announced that following its Annual and Special Meeting of Shareholders on March 12 in Winnipeg, MB, the following appointments to Board committees were made:

Nominating/Corporate Governance Committee
Harold Milavsky, Chair
Bonnie DuPont
Dallas Howe
Vic Bruce
Thomas Birks
Herb Pinder

Audit Committee
Tom Chambers, Chair
Larry Ruud
Ryan Anderson
Tom Birks
Doug Kitchen

Compensation Committee
Dallas Howe, Chair
Vic Bruce
Tom Chambers
Ryan Anderson
Bonnie DuPont

For further details on the Annual and Special Meeting, please visit Viterra's newsroom at www.viterra.ca.

Saskatchewan Wheat Pool Inc., doing business as Viterra, is Canada's leading agri-business, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States and Japan. The new company is diversified into sales of crop input services and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the Toronto Stock Exchange under the symbol VT.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Peter Flengeris
Investor Relations and Corporate Affairs
Viterra
(306) 569-4810

Website: http://www.viterra.ca

VITERRA™

For Immediate Release
Date: March 13, 2008
Regina, Saskatchewan
Listed: VT: TSX

Viterra Completes Formal Name Change

REGINA, SASKATCHEWAN--(March 13, 2008) - Viterra Inc.(TSX:VT) today announced that it has received the necessary approvals to officially change its name to Viterra Inc.

On March 12, shareholders approved an amendment to the Articles of the Company to change the corporate name from "Saskatchewan Wheat Pool Inc." to "Viterra Inc.". Earlier today, Industry Canada (Corporations Canada) confirmed the Company's amendments and authorized the name change effective immediately.

The Company has been operating under the business banner "Viterra" since it launched its new brand on August 30, 2007. The ticker symbol will remain "VT".

Viterra Inc. is Canada's leading agri-business, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States and Japan. The new company is diversified into sales of crop input services and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the Toronto Stock Exchange under the symbol VT.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Peter Flengeris
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-4810

Website: http://www.viterra.ca

END